Exhibit 99.2

December 30, 2022 -- Azure Power Global Limited (NYSE: AZRE) (the “Company”) has filed with the Singapore Stock Exchange for the benefit of holders of 3.575% solar green bonds of US$ 414 million maturing in 2026 (the “3.575% Solar Green Bonds”), the attached unaudited annual results for fiscal year ended March 31, 2022, of Azure Power Energy Limited and Restricted Group entities, collectively referred as Restricted Group-III. 3.575% Solar Green Bonds were issued in August 2021, and the proceeds were used to repay the 5.50% US$ 500 Million Solar Green Bond issued in 2017 (earlier referred as Restricted Group-I). The Company will file audited annual results for fiscal year ended March 31, 2022, of Restricted Group-III as soon as practicable upon filing its annual report on Form 20-F for fiscal year ended March 31, 2022.

Our audited financial statements of Restricted Group-III when adopted and filed with the Singapore stock Exchange may include differences from the unaudited numbers presented below and will include detailed notes and other disclosures that will be important to evaluate. The financial information provided below should be read in conjunction with such audited financial statements for Fiscal 2022 when they become available as well as the Company’s annual report on Form 20-F for fiscal year ended March 31, 2022 when filed with the U.S. Securities and Exchange Commission and other filings that the Company may make with the U.S. Securities and Exchange Commission on Form 6-K from time to time.

Restricted Group-III has underlying projects with 611 MWs operating capacity in total, compared to 621 MWs in erstwhile Restricted Group-I. During the fiscal year ended March 31, 2022, shareholding in respect to a 10 MWs rooftop project in the erstwhile Restricted Group-I was transferred as part of disposal of investment in the rooftop portfolio of Company.

Restricted Group - III
Unaudited Special Purpose Combined Balance Sheet
(All amount in INR millions, unless otherwise stated)

		As at	As at
		'March 31, 2022	'March 31, 2021
	Notes	(Unaudited)	(Audited)
Assets
Non-current assets
Property, plant and equipment	5	28,305	30,540
Right-of-use assets	30	730	756
Capital work-in-progress	5	3	34
Financial assets	6
- Investments	6.1	-	384
- Trade receivables	6.2	351	-
- Loans	6.3	5,865	5,889
- Other financial assets	6.4	1,154	5,099
Deferred tax assets (net)	18.2	187	198
Income tax assets (net)	7	186	172
Other non-current assets	8	448	461
Total non-current assets		37,229	43,533
Current assets
Financial assets	9
- Trade receivables	9.1	3,189	2,952
- Cash and cash equivalents	9.2	290	1,942
- Other bank balances	9.3	1,278	1,511
- Loans	9.4	925	798
- Other financial assets	9.5	159	188
Other current assets	10	39	23
Total current assets		5,880	7,414

Total assets		43,109	50,947

Equity and liabilities
Equity
Capital	11.1	113	113
Other equity	11.2	7,418	8,250
Total equity		7,531	8,363
Non-current liabilities
Financial liabilities	12
- Borrowings	12.1	27,959	36,519
- Lease liabilities	30	793	778
- Other financial liabilities	12.2	4	-
Provisions	13.1	137	127
Deferred tax liabilities (net)	18.1	1,042	1,489
Other non-current liabilities	14	2,054	2,039
Total non-current liabilities		31,989	40,952

Current liabilities
Financial liabilities	15
- Borrowings	15.1	2,160	295
- Lease liabilities	30	59	56
- Trade payables
Total outstanding dues of micro and small enterprises	15.2	6	9
Total outstanding dues of creditors other than micro and small enterprises	15.2	223	210
- Other financial liabilities	15.3	1,012	921
Other current liabilities	17	100	105
Provisions	13.2	5	4
Current tax liabilities (net)	16	24	32
Total current liabilities		3,589	1,632

Total liabilities		35,578	42,584

Total equity and liabilities		43,109	50,947

Summary of significant accounting policies	4

The accompanying notes are an integral part of the special purpose combined financial statements.

Restricted Group - III
Unaudited Special Purpose Combined Statement of profit and loss
(All amount in INR millions, unless otherwise stated)

		For the year ended	For the year ended
		'March 31, 2022	'March 31, 2021
	Notes	(Unaudited)	(Audited)
Revenue
Revenue from operations	19	6,203	6,199
Other income	20.2	248	31
Total revenue (I)		6,451	6,230

Expenses
Employee benefits expense	21	52	46
Other expenses	24	749	800
Total expenses (II)		801	846

Earnings before interest, depreciation and amortization (EBITDA) (I)-(II) (A)		5,650	5,384

Depreciation and amortisation expense- (B)	22	2,321	2,314
Interest income- (D)	20.1	757	807
Finance cost- (E)	23	2,889	3,463
Profit before tax (A-B +D-E)		1,197	414

Tax expense:
Current tax expense	18	450	431
Income tax adjustment pertaining to earlier years	18	15	(15)
Deferred tax expense	18	417	126
Total tax expense		882	542

Net Profit/(loss) after tax		315	(128)

Other comprehensive income
Items that will be reclassified to profit or loss
Effective portion of cash flow hedge		(5,683)	(343)
Income tax effect		852	53
		(4,831)	(290)

Exchange differences on translating the financial statements of foreign entities		3,684	971

Items that will not be reclassified to profit or loss
Re-measurement gains/(losses) on defined benefit plans		-	(2)
Income tax effect		-	1
Other comprehensive income/(loss)		(1,147)	680

Total comprehensive income/(loss)		(832)	552

Summary of significant accounting policies	4

The accompanying notes are an integral part of the special purpose combined financial statements.

Restricted Group - III
Unaudited Special Purpose Combined Statement of cash flows
(All amount in INR millions, unless otherwise stated)

			For the year ended	For the year ended
			'March 31, 2022	'March 31, 2021
Particulars			(Unaudited)	(Audited)
A	Cash flows from operating activities
	Profit before tax		1,197	414
	Adjustment to reconcile profit before tax to net cash flows
	Depreciation and amortisation expense		2,321	2,314
	Interest income		(757)	(807)
	Exchange difference (net)		(163)	(8)
	Contract assets		-	(6)
	Deferred revenue		73	30
	Provision for doubtful debts/advances		77	266
	Asset written off		80	-
	Provision for dimnunition in assets		46	-
	Loss on sale of property, plant and equipment (net)		9	-
	Provisions / liabilities no longer required written back		(74)	(14)
	Bad debts written off		2	6
	Viability Gap funding income		(85)	(80)
	Finance cost		2,816	3,463
	Operating profit before working capital changes		5,542	5,578
	Movements in working capital:
	Decrease/ (increase) in trade receivables		(667)	(522)
	Decrease/ (increase) in other current/non-current financial assets		(15)	(34)
	Decrease/ (increase) in Security deposit		(1)	(3)
	Decrease/ (increase) in other current assets		(16)	(1)
	(Decrease)/ increase in other current financial liabilities		(15)	(239)
	Increase/ (decrease) in trade payables		83	(43)
	Increase/ (decrease) in other current and non-current liabilities		22	192
	Decrease/ (increase) in other non-current assets		(22)	16
	(Decrease)/ increase in current provisions		1	1
	Increase/ (decrease) in non-current provisions		2	(57)
	Cash generated from operations		4,913	4,887
	Income tax paid (net of refunds)		(487)	(391)
	Net cash flow from operating activities	(A)	4,426	4,496

B	Cash flows from investing activities
	Property, plant and equipment (including capital work in progress, capital advance and capital creditors)		(200)	(174)
	Interest received		497	1,182
	Investment in/ (Proceeds from) in bank deposits		198	(1,055)
	Proceeds from sale of investment		384	-
	Loan given to others		(130)	-
	Loan given to holding/fellow subsidiaries		(4,965)	(2,596)
	Proceeds from repayment of loan by holding/fellow subsidiary companies		4,992	2,052
	Net cash flows (used in)/from investing activities	(B)	776	(591)

C	Cash flows from financing activities
	Proceeds from issuance of Green Bonds		30,285	-
	Repayment of Green bonds		(37,069)	-
	Proceeds from borrowings taken from holding company		235	-
	Proceeds from non current borrowings		-	(2)
	Repayment of current borrowings		(782)	(954)
	Payment for hedging arrangements		(991)	(930)
	Payment of lease rent		(34)	(56)
	Interest paid		(2,941)	(2,078)
	Net cash flows used in financing activities	(C)	(11,297)	(4,020)

	Net (decrease)/increase in cash and cash equivalents		(6,095)	(115)

	Effect of exchange rate changes on cash and cash equivalents	(D)	4,442	26

	Net (decrease)/increase in cash and cash equivalents	(A+B+C+D)	(1,652)	(89)
	Cash and cash equivalents at the beginning of the year		1,942	2,031
	Cash and cash equivalents at the end of the year		290	1,942

	Components of cash and cash equivalents
	Balances with schedule banks:
	- On current accounts		284	111
	- Deposits with original maturity of less than 3 months		6	1,831
	Total cash and cash equivalents		290	1,942

Restricted Group - III
Unaudited Special Purpose Combined Statement of cash flows
(All amount in INR millions, unless otherwise stated)

Change in liabilities arising from financing activities

Particulars	Opening balance as at April 01, 2021	Cash flow (net)	Change in foreign exchange rate	Other changes**	Closing balance as at March 31, 2022
Non current borrowings (including current maturities)	36,814	1	763	(7,624)	29,954
Current borrowings	-	(547)	-	712	165
Lease liabilities	834	(34)	-	52	852
Total liabilities from financing activities	37,648	(580)	763	(6,860)	30,971

Particulars	Opening balance as at April 01, 2020	Cash flow (net)	Change in foreign exchange rate	Other changes**	Closing balance as at March 31, 2021
Non current borrowings (including current maturities)	37,618	(2)	(940)	138	36,814
Current borrowings	948	(954)	-	6	-
Lease liabilities	813	(56)	-	77	834
Total liabilities from financing activities	39,379	(1,012)	(940)	221	37,648

**Including adjustments of ancillary borrowing cost

Summary of significant accounting policies	4

Notes:

1. The Statement of Cash Flows has been prepared under the indirect method as set out in Indian Accounting Standard (Ind AS 7) on "Statement of Cash Flows" referred to Section 133 of Companies Act 2013.

2. The accompanying notes are an integral part of the special purpose combined financial statements.

Restricted Group - III

Unaudited Special Purpose Combined Statement of Changes in Equity

(All amount in INR millions, unless otherwise stated)

(a) Statement of changes in equity*

Shares (Aggregate of Restricted Group of entities):	Number of shares	Amount
For the Year ended March 31, 2022
Equity shares of INR 10 each issued, subscribed and fully paid
At April 01, 2021	1,12,54,112	113
Changes in equity share capital due to prior period errors	-	-
Restated Balance as at April 01, 2021	1,12,54,112	113
Changes in equity share capital during the current year	-	-
At March 31, 2022	1,12,54,112	113

For the Year ended March 31, 2021
Equity shares of INR 10 each issued, subscribed and fully paid
At April 01, 2020	1,12,54,112	113
Changes in equity share capital due to prior period errors	-	-
Restated Balance as at April 01, 2020	1,12,54,112	113
Changes in equity share capital during the current year	-	-
At March 31, 2021	1,12,54,112	113

* Share capital represents the aggregate amount of share capital of identified subsidiaries of the Restricted Group as at the respective period and does not necessarily represent legal share capital for the purpose of the Restricted Group.

(b) Other equity**

For the year ended March 31, 2022:

	Reserves and surplus			Items of Other Comprehensive Income
Particulars	Surplus/(deficit) in the statement of profit and loss	Securities premium account	Equity component of Compulsorily Convertible Debentures***	Exchange differences on translating the financial statements of foreign entities	Defined benefit plans (Refer note 38)	Effective portion of cash flow hedges (Refer note 32)	Total equity
At April 01, 2021	(2,702)	11,075	5	(4,816)	(1)	4,689	8,250
Profit for the year	315	-	-	-	-	-	315
Other comprehensive income/(loss)	-	-	-	3,684	-	(4,831)	(1,147)
Total comprehensive income/(loss)	315	-	-	3,684	-	(4,831)	(832)
At March 31, 2022	(2,387)	11,075	5	(1,132)	(1)	(142)	7,418

For the year ended March 31, 2021:

	Reserves and surplus		Equity	Items of Other Comprehensive Income
			component of	Exchange differences		Effective portion
	Surplus/(deficit)	Securities	Compulsorily	on translating the	Defined	of cash flow
	in the statement	premium	Convertible	financial statements of	benefit plans	hedges (Refer note
Particulars	of profit and loss	account	Debentures***	foreign entities	(Refer note 38)	32)	Total equity
At April 01, 2020	(2,574)	11,075	5	(5,787)	-	4,979	7,698
Loss for the year	(128)	-	-	-	-	-	(128)
Other comprehensive income/(loss)	-	-	-	971	(1)	(290)	680
Total comprehensive income/(loss)	(128)	-	-	971	(1)	(290)	552
At March 31, 2021	(2,702)	11,075	5	(4,816)	(1)	4,689	8,250

** Other equity represents the aggregate amount of other equity of identified subsidiaries of Restricted Group as of the respective period and does not necessarily represent legal other equity for the purpose of the Restricted Group.

*** CCDs were issued to Azure Power India Private Limited, Azure Power Makemake Private Ltd and Haeron Power Singapore Pte Limited with coupon rate of 0% and convertible into equivalent number of equity shares.

Note:

Deficit in the statement of profit and loss are the losses of the Restricted Group incurred till date net of appropriations.

Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

1. General Information

Azure Power Energy Limited (“APEL” or “the Company”) was incorporated on June 15, 2017 as a public company limited by shares incorporated under laws of Mauritius. The Company is a wholly-owned subsidiary of Azure Power Global Limited (the “Parent”) and has its registered office at C/o. 4th Floor, lconebene, Rue de I’Institut, Ebene, Mauritius. The Company and certain subsidiaries of Azure Power India Private Limited (APIPL), collectively “The Restricted Group Entities” and “Restricted Entity” individually (as listed below) carry out business activities relating to generation of electricity through non-conventional renewable energy sources engaged in the ownership, maintenance and management of solar power plants and generation of solar energy based on long-term contracts (power purchase agreements or “PPA”) with Indian government entities as well as other non- governmental energy distribution companies and commercial customers. APEL is duly registered as Foreign Portfolio Investor Entity with the Securities Exchange Board of India for investing in debt instruments in India on July 7, 2017.

During the year ended March 31, 2018, the Company had issued US$ Senior Notes to institutional investors and is listed on Singapore Exchange Securities Trading Limited (SGX-ST). APEL invested the proceeds, net of issue expenses in Non- Convertible Debentures (“NCDs”) and External commercial borrowings (“ECBs”) to replace existing Rupee and external debt of Restricted Group entities. Restricted entities are directly or indirectly under common control of the parent. APEL and restricted entities have been considered as “Restricted Group” for the purpose of financial reporting.

During the current year, the Company has issued Solar Green bonds (the "Bond") of US $414 Million, at coupon of 3.575% maturing in 2026. The proceeds from this bonds were used to repay the existing 5.50% US$ 500 Million Solar Green Bond issued in 2017. The Bond has a tenor of 5 years with amortisation and waterfall structures and is a leverage-positive transaction for the Group.

The Restricted Group entities which are under the common control of the Parent company comprises the following entities:

		Country of	% Held by Parent
Entities	Principal Activity	Incorporation	March 31, 2022	March 31, 2021
Azure Power Energy Limited	Bond issuance	Mauritius	100%	100%
Azure Power (Punjab) Private Limited	Generation of Solar power	India	100%	100%
Azure Power (Haryana) Private Limited	Generation of Solar power	India	99.17%	99.17%
Azure Urja Private Limited	Generation of Solar power	India	100%	100%
Azure Surya Private Limited	Generation of Solar power	India	100%	100%
Azure Power (Karnataka) Private Limited	Generation of Solar power	India	100%	100%
Azure Photovoltaic Private Limited	Generation of Solar power	India	100%	100%
Azure Power Infrastructure Private Limited	Generation of Solar power	India	100%	100%
Azure Power (Raj.) Private Limited	Generation of Solar power	India	100%	100%
Azure Green Tech Private Limited	Generation of Solar power	India	100%	100%

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

		Country of	% Held by Parent
Entities	Principal Activity	Incorporation	March 31, 2022	March 31, 2021
Azure Renewable Energy Private Limited*	Generation of Solar power	India	0%	100%
Azure Clean Energy Private Limited	Generation of Solar power	India	100%	100%
Azure Sunrise Private Limited	Generation of Solar power	India	100%	100%
Azure Sunshine Private Limited	Generation of Solar power	India	100%	100%
Azure Power Eris Private Limited	Generation of Solar power	India	100%	100%
Azure Power Mars Private Limited	Generation of Solar power	India	100%	100%
Azure Power Pluto Private Limited	Generation of Solar power	India	100%	100%
Azure Power Thirty Seven Private Limited	Generation of Solar power	India	99.84%	99.84%

* During the current year, Azure Power India Private Limited has transferred entire shareholding in Azure Renewable Energy Private Limited (10 MW rooftop project) to Radiance Renewables Private Limited pursuant to the share sale agreement executed during the current year for the rooftop portfolio of the Group.

2. Purpose of the special purpose combined financial statements

Special purpose combined financial statements are prepared for the purpose of complying with financial reporting requirements under the indenture governing the US$ Senior Notes. This special purpose combined financial statements presented herein reflect the Restricted Group’s results of operations, assets and liabilities and cash flows for the year presented. The basis of preparation and significant accounting policies used in preparation of these special purpose combined financial statements are set out in note 3 and 4 below.

3. Basis of preparation

The indenture governing the US$ Senior Notes requires Restricted Group to prepare Ind AS combined financial statements of the Restricted Group for the purpose of submission to the bond holders. The Ind AS combined financial statements of the Restricted Group have been prepared in accordance with recognition and measurement principles laid down by the Indian Accounting Standards (Ind AS) (except Ind AS – 33 on Earnings Per Share) prescribed under section 133 of the Companies Act, 2013, read with rule 3 of the Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) (Amendment Rules), 2021, issued thereunder and other accounting principles generally accepted in India and the guidance note on Combined and Carve-out Financial Statements issued by the Institute of Chartered Accountants of India (ICAI). Further for computation of depreciation, the Restricted Group entities based upon legal opinion have charged depreciation as per Central Electricity Regulatory Commission (CERC) regulations.

Management of the Company has prepared the Special Purpose Combined Financial Statements, which comprise the Combined Balance Sheet as at March 31, 2022, the Combined Statement of Profit and Loss including other comprehensive income, Combined Statement of Cash Flows and Combined Statement of Changes in Equity for the year ended March 31, 2022, a summary of the significant accounting policies and other explanatory information.

The items in the special purpose combined financial statements have been classified considering the principles under Ind AS 1, Presentation of Financial Statements.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

The Ind AS combined financial statements have been prepared on the accrual and going concern basis and the historical cost convention, except for the following assets and liabilities which have been measured at fair value or revalued amount;

⮚      Derivative financial instruments

⮚      Certain financial assets and liabilities measured at fair value (refer accounting policy regarding financial instruments)

As per the Guidance Note on Combined and Carve Out Financial Statements, the procedure for preparing combined financial statements of the combining entities is the same as that for consolidated financial statements as per the applicable Indian Accounting Standards. Accordingly, when combined financial statements are prepared, intra-group transactions and profits or losses are eliminated. All the inter group transactions are undertaken on Arms Lengths basis. There is no allocation of expenses within the Restricted Group. The information presented in the combined financial statements of the Restricted group may not be representative of the position which may prevail after the transaction. The resulting financial position may not be that which might have existed if the combining businesses had been a stand-alone business.

Share capital and reserves disclosed in the combined financial statements is not the legal capital and reserves of the Restricted Group and is the aggregation of the share capital and reserves of the individual combining entities. Income taxes are arrived at by aggregation of the tax expenses actually incurred by the combining businesses, after considering the tax effects of any adjustments which is in accordance with the Guidance Note on Combined and Carve-Out Financial Statements issued by the ICAI.

Accordingly, the procedures followed for the preparation of the combined financial statements:

(a) Combined like items of assets, liabilities, equity, income, expenses and cash flows of the combining entities.

(b) Eliminated in full intragroup assets and liabilities, equity, income, expenses and cash flows relating to transactions between entities of the Restricted Group (profits or losses resulting from intragroup transactions that are recognised in assets, such as fixed assets, are eliminated in full).

These Ind AS combined financial statements may not be necessarily indicative of the financial performance, financial position and cash flows of the Restricted Group that would have occurred if it had operated as a separate stand-alone Group of entities during the year presented or the Restricted Group’s future performance.

The special purpose combined financial statements include the operation of entities in the Restricted Group, as if they had been managed together for the year presented.

Transactions that have taken place with the Unrestricted Group (i.e. other entities which are a part of the Group1 and not included in the Restricted Group of entities) have been disclosed in accordance of Ind AS 24, Related Party Disclosures.

The preparation of financial information in conformity with Ind AS requires the use of certain critical accounting estimates. It also requires management to exercise its judgement in the process of applying the Restricted Group’s accounting policies.

4. Summary of significant accounting policies

a) Current versus non-current classification

The Restricted Group presents assets and liabilities in the balance sheet based on current/non-current classification.

An asset is treated as current when it is:

⮚      Expected to be realised or intended to sold or consumed in normal operating cycle

⮚      Held primarily for the purpose of trading

⮚      Expected to be realised within twelve months after the reporting period, or

⮚      Cash or cash equivalents unless restricted from being exchanged or used to settle a liability for at least twelve months after the reporting period

All other assets are classified as non-current.

 1 Group means parent and its subsidiaries

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

A liability is treated as current when it is:

⮚      Expected to be settled in normal operating cycle

⮚      Held primarily for the purpose of trading

⮚      Due to be settled within twelve months after the reporting period, or

⮚      There is no unconditional right to defer the settlement of the liability for at least twelve months after the reporting period

All other liabilities are classified as non-current.

Deferred tax assets/liabilities are classified as non-current assets/liabilities.

The operating cycle is the time between the acquisition of assets for processing and their realisation/settlement in cash and cash equivalents. The companies have identified twelve months as their operating cycle for classification of their current assets and liabilities.

b) Property, Plant and equipment

Capital work-in-progress, property, plant and equipment (PPE) are stated at cost, net of accumulated depreciation and accumulated impairment losses, if any. Such cost includes the cost of replacing part of the plant and equipment and borrowing costs for long- term construction projects if the recognition criteria are met. When significant parts of plant and equipment are required to be replaced at intervals, the Restricted Group depreciates them separately based on their specific useful lives. Likewise, when a major inspection is performed, its cost is recognised in the carrying amount of the property, plant and equipment as a replacement if the recognition criteria are satisfied. All other repair and maintenance costs are recognised in profit or loss as incurred. The present value of the expected cost for the decommissioning of an asset after its use is included in the cost of the respective asset if the recognition criteria for a provision are met. Refer to note 13.1 and 38 regarding significant accounting judgements, estimates and assumptions and provisions for further information about the recorded decommissioning provision.

Derecognition

An item of property, plant and equipment and any significant part initially recognised is derecognised upon disposal or when no future economic benefits are expected from its use or disposal. Any gain or loss arising on derecognition of the asset (calculated as the difference between the net disposal proceeds and the carrying amount of the asset) is included in the statement of profit and loss when the asset is derecognised. The residual values, useful lives and methods of depreciation of property, plant and equipment are reviewed at each financial year end and adjusted prospectively, if appropriate.

c) Depreciation

As per the legal view obtained by the Restricted Group, it is regulated under the Electricity Act, 2003; accordingly, as per the provision of section 129 of Companies Act 2013, deprecation has to be charged as per the rates notified by the CERC Regulation2.

Depreciation on plant and machinery is provided using straight-line method at the rate of 5.28% - 7.00% per annum till the period of 12/13 years from the date of commencement of commercial operations.

After a period of twelve/thirteen years from the date of commencement of commercial operations, the remaining written down value at the end of the 12th/13th year from the date of commercial operations shall be depreciated over the balance useful life of the asset.

Depreciation on other items of property, plant and equipment of Restricted Group is provided as per Part C of Schedule II of the Companies Act, 2013 except in following cases where expected useful life of the assets are different from the corresponding life prescribed under Schedule II and which is based upon the nature of asset, the operating condition of the asset, the estimated usage of the asset, past history of replacement and anticipated technological changes, and which is considered to be the best estimate on the basis of actual usage of the assets.

2 CERC regulations prescribe estimated useful life of 25 years

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Category	Life as per Schedule II	Life considered
Furniture and fittings	10 years	5 years
Buildings	30 years	25 years
Vehicles	8/10 years	5 years
Office equipment	5 years	1-5 years

The identified components are depreciated over their useful lives; the remaining asset is depreciated over the life of the principal asset.

Assets individually costing less than INR 5,000 are fully depreciated in the year of acquisition.

The assets’ residual values of not more than 10% of the original cost of the asset and useful lives are reviewed at each financial year end or whenever there are indicators for impairment and adjusted prospectively.

d) Capital work in progress (“CWIP”)

Capital work-in-progress includes cost of items of property, plant and equipment that are not ready for use at the balance sheet date.

e) Leases

The Restricted Group assesses at contract inception whether a contract is, or contains, a lease. That is, if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Where the respective companies under the Restricted Group are lessees

The Restricted Group applies a single recognition and measurement approach for all leases, except for short-term leases and leases of low-value assets. The Restricted Group recognizes lease liabilities to make lease payments and right-of-use assets representing the right to use the underlying assets.

i) Right of use assets

The Restricted Group recognizes right-of-use assets at the commencement date of the lease (i.e., the date the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, and adjusted for any remeasurement of lease liabilities. The cost of right-of-use assets includes the amount of lease liabilities recognized, initial direct costs incurred, and lease payments made at or before the commencement date less any lease incentives received. Right-of- use assets are depreciated on a straight-line basis over the lease term.

If ownership of the leased asset transfers to the Restricted Group at the end of the lease term or the cost reflects the exercise of a purchase option, depreciation is calculated using the estimated useful life of the asset.

The right-of-use assets are also subject to impairment. Refer to the accounting policies in section Impairment of non-financial assets.

ii) Lease Liabilities

At the commencement date of the lease, the Restricted Group recognizes lease liabilities measured at the present value of lease payments to be made over the lease term. The lease payments include fixed payments (including in substance fixed payments) less any lease incentives receivable, variable lease payments that depend on an index or a rate, and amounts expected to be paid under residual value guarantees. The lease payments also include the exercise price of a purchase option reasonably certain to be exercised by the Restricted Group and payments of penalties for terminating the lease, if the lease term reflects the Restricted Group exercising the option to terminate. Variable lease payments that do not depend on an index or a rate are recognized as expenses (unless they are incurred to produce inventories) in the period in which the event or condition that triggers the payment occurs.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

In calculating the present value of lease payments, the Restricted Group uses its incremental borrowing rate at the lease commencement date because the interest rate implicit in the lease is not readily determinable. After the commencement date, the amount of lease liabilities is increased to reflect the accretion of interest and reduced for the lease payments made. In addition, the carrying amount of lease liabilities is remeasured if there is a modification, a change in the lease term, a change in the lease payments (e.g., changes to future payments resulting from a change in an index or rate used to determine such lease payments) or a change in the assessment of an option to purchase the underlying asset.

iii) Short term leases and leases of low-value assets

The Restricted Group applies the short-term lease recognition exemption to its short-term leases (i.e., those leases that have a lease term of 12 months or less from the commencement date and do not contain a purchase option). It also applies the lease of low- value assets recognition exemption to leases of assets that are considered to be of low value. Lease payments on short-term leases and leases of low-value assets are recognized as expense on a straight-line basis over the lease term.

f) Borrowing costs

Borrowing costs directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalized as part of the cost of the respective asset. All other borrowing costs are expensed in the period they occur. Borrowing cost includes interest and amortization of ancillary cost incurred in connection with the arrangement of borrowings and exchange differences arising from foreign currency borrowings to the extent they are regarded as an adjustment to the borrowing cost.

Hedging cost paid relates to borrowing of the group accordingly has been considered as part of finance cost

g) Financial instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument of another entity.

Financial assets

Initial recognition and measurement

All financial assets are recognised initially at fair value, in the case of financial assets not recorded at fair value through profit or loss, transaction costs that are attributable to the acquisition of the financial asset. Purchases or sales of financial assets that require delivery of assets within a time frame established by regulation or convention in the market place (regular way trades) are recognised on the trade date, i.e., the date that the Restricted Group commits to purchase or sell the asset.

Subsequent measurement

For purposes of subsequent measurement, financial assets are classified in three categories:

⮚	Debt instruments at amortised cost
⮚	Debt instruments at fair value through other comprehensive income (FVTOCI)
⮚	Debt instruments, derivatives and equity instruments at fair value through Profit & Loss (FVTPL)

Debt instruments at amortised cost

A ‘debt instrument’ is measured at the amortised cost if both the following conditions are met:

a)	The asset is held within a business model whose objective is to hold assets for collecting contractual cash flows, and
b)	Contractual terms of the asset give rise on specified dates to cash flows that are solely payments of principal and interest (SPPI) on the principal amount outstanding.

After initial measurement, such financial assets are subsequently measured at amortised cost using the effective interest rate (EIR) method, less impairment. Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included in finance income in the statement of profit and loss. The losses arising from impairment are recognised in the statement of profit and loss. The category applies to the Restricted Group’s trade receivables, unbilled revenue, other bank balances, security deposits etc.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Debt instrument at fair value through other comprehensive income (FVTOCI)

A ‘debt instrument’ is classified as at the FVTOCI if both of the following criteria are met:

a) The objective of the business model is achieved both by collecting contractual cash flows and selling the financial assets, and

b) The asset’s contractual cash flows represent SPPI

Debt instruments included within the FVTOCI category are measured initially as well as at each reporting date at fair value. Fair value movements are recognized in the other comprehensive income (OCI). However, the Restricted Group recognizes interest income, impairment losses and reversals in the statement of profit and loss and in the same manner as for financial assets measured at amortised cost. The remaining fair value changes are recognised in OCI. On derecognition of the asset, cumulative gain or loss previously recognised in OCI is reclassified from the equity to statement of profit and loss. Interest earned whilst holding FVTOCI debt instrument is reported as interest income using the EIR method.

Debt instrument at fair value through profit and loss (FVTPL)

FVTPL is a residual category for debt instruments. Any debt instrument, which does not meet the criteria for categorization as at amortized cost or as FVTOCI, is classified as at FVTPL.

In addition, the Restricted Group may elect to designate a debt instrument, which otherwise meets amortized cost or FVTOCI criteria, as at FVTPL. However, such election is allowed only if doing so reduces or eliminates a measurement or recognition inconsistency (referred to as ‘accounting mismatch’).

Debt instrument included within FVTPL category are measured at fair value with all changes recognized in the statement of profit and loss.

Derecognition:

A financial asset (or, where applicable, a part of a financial asset) is primarily derecognised (i.e. removed from the Restricted Group’s balance sheet) when:

a)	The contractual rights to receive cash flows from the asset have expired, or
b)	The Restricted Group has transferred its contractual rights to receive cash flows from the financial asset or has assumed an obligation to pay the received cash flows in full without material delay to a third party under a ‘pass-through’ arrangement; and either (a) the Restricted Group has transferred substantially all the risks and rewards of the asset, or (b) the Restricted Group has neither transferred nor retained substantially all the risks and rewards of the asset, but has transferred control of the asset.

When the Restricted Group has transferred its rights to receive cash flows from an asset or has entered into a pass-through arrangement, it evaluates if and to what extent it has retained the risks and rewards of ownership. When it has neither transferred nor retained substantially all of the risks and rewards of the asset, nor transferred control of the asset, the Restricted Group continues to recognize the asset to the extent of the Restricted Group’s continuing involvement in the asset. In that case, the Restricted Group also recognizes an associated liability. The transferred asset and the associated liability are measured on a basis that reflects the rights and obligations that the Restricted Group has retained.

Continuing involvement that takes the form of a guarantee over the transferred asset is measured at the lower of the original carrying amount of the asset and the maximum amount of consideration that the Restricted Group could be required to repay.

Impairment of financial assets

In accordance with Ind AS 109, the Restricted Group applies expected credit loss (ECL) model for measurement and recognition of impairment loss on the following financial assets and credit risk exposure:

⮚	Financial assets that are debt instruments, and are measured at amortised cost e.g. deposits, trade receivables and bank Balances

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

⮚	Financial asset that are debt instruments and are measured as at FVTOCI
⮚	Trade receivables or any contractual right to receive cash or another financial asset that result from transactions that are within the scope of Ind AS 115.

The Restricted Group follows ‘simplified approach’ for recognition of impairment loss allowance for trade receivables.

The application of simplified approach does not require the Restricted Group to track changes in credit risk. Rather, it recognises impairment loss allowance based on lifetime ECLs at each reporting date, right from its initial recognition.

For recognition of impairment loss on other financial assets and risk exposure, the Restricted Group determines whether there has been a significant increase in the credit risk since initial recognition. If credit risk has not increased significantly, 12-month ECL is used to provide for impairment loss. However, if credit risk has increased significantly, lifetime ECL is used. If, in the subsequent period, credit quality of the instrument improves such that there is no longer a significant increase in credit risk since initial recognition, then the entity reverts to recognising impairment loss allowance based on a 12-month ECL.

Lifetime ECL are the expected credit losses resulting from all possible default events over the expected life of a financial instrument. The 12-month ECL is a portion of the lifetime ECL which results from default events on a financial instrument that is possible within 12 months after the reporting date.

ECL is the difference between all contractual cash flows that are due to the Restricted Group in accordance with the contract and all the cash flows that the entity expects to receive (i.e., all cash shortfalls), discounted at the original EIR. When estimating the cash flows, an entity is required to consider:

⮚	All contractual terms of the financial instrument (including prepayment, extension, call and similar options) over the expected life of the financial instrument. However, in rare cases when the expected life of the financial instrument cannot be estimated reliably, then the entity is required to use the remaining contractual term of the financial instrument

⮚	Cash flows from the sale of collateral held or other credit enhancements that are integral to the contractual terms

As a practical expedient, the Restricted Group uses a provision matrix to determine impairment loss allowance on portfolio of its trade receivables. The provision matrix is based on its historically observed default rates over the expected life of the trade receivables and is adjusted for forward-looking estimates. At every reporting date, the historical observed default rates are updated and changes in the forward-looking estimates are analysed.

ECL impairment loss allowance (or reversal) is recognized during the period as expense/ income in the statement of profit and loss. This amount is reflected under the head ‘other expenses’ in the statement of profit and loss. The balance sheet presentation for financial instruments is described below:

For financial assets measured at amortised cost: ECL is presented as an allowance i.e. as an integral part of the measurement of those assets in the balance sheet. The allowance reduces the net carrying amount. Until the asset meets write off criteria, the Restricted Group does not reduce impairment allowance from the gross carrying amount.

For assessing increase in credit risk and impairment loss, the Restricted Group combines financial instruments on the basis of shared credit risk characteristics with the objective of facilitating an analysis that is designed to enable significant increases in credit risk to be identified on a timely basis.

Financial liabilities

Initial recognition and measurement

Financial liabilities are classified, at initial recognition as financial liabilities at fair value through profit or loss, loans and borrowings, payables or as derivatives designated as hedging instruments in an effective hedge, as appropriate.

All financial liabilities are recognized initially at fair value and, in the case of loans and borrowings, net of the directly attributable transaction costs.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

The Restricted Group’s financial liabilities include trade and other payables, loans and borrowings, including bank overdraft and derivative financial instruments.

Subsequent measurement

The measurement of financial liabilities depends on their classification, as described below:

Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading and financial liabilities designated upon initial recognition as at fair value through profit or loss.

Financial liabilities are classified as held for trading if they are incurred for the purpose of repurchasing in the near term. This category also includes derivative financial instruments entered into by the Restricted Group that are not designated as hedging instruments in hedge relationships as defined by Ind AS 109. Separated embedded derivatives are also classified as held for trading unless they are designated as effective hedging instruments.

Gains or losses on liabilities held for trading are recognised in the statement of profit and loss.

Financial liabilities designated upon initial recognition at fair value through profit or loss are designated as such at the initial date of recognition, and only if the criteria in Ind AS 109 are satisfied. For liabilities designated as FVTPL, fair value gains/ losses attributable to changes in own credit risk are recognised in OCI. These gains/ losses are not subsequently transferred to statement of profit and loss. However, the Restricted Group may transfer the cumulative gain or loss within equity. All other changes in fair value of such liability are recognised in the statement of profit and loss.

Loans and borrowings

After initial recognition, interest-bearing loans and borrowings are subsequently measured at amortised cost using the EIR method. Gains and losses are recognised in statement of profit and loss when the liabilities are derecognised as well as through the EIR amortisation process.

Amortised cost is calculated by taking into account any discount or premium on acquisition and fees or costs that are an integral part of the EIR. The EIR amortisation is included as finance costs in the statement of profit and loss.

Derecognition

A financial liability is derecognized when the obligation under the liability is discharged or cancelled or expires. When an existing financial liability is replaced by another from the same lender on substantially different terms, or the terms of an existing liability are substantially modified, such an exchange or modification is treated as the derecognition of the original liability and the recognition of a new liability. The difference in the respective carrying amounts is recognized in the statement of profit or loss.

Reclassification of financial assets and financial liabilities

The Restricted Group determines classification of financial assets and liabilities on initial recognition. After initial recognition, no reclassification is made for financial assets which are equity instruments and financial liabilities. For financial assets which are debt instruments, a reclassification is made only if there is a change in the business model for managing those assets. Changes to the business model are expected to be infrequent. The Restricted Group senior management determines change in the business model as a result of external or internal changes which are significant to the Restricted Group’s operation. Such changes are evident to external parties. A change in the business model occurs when the Restricted Group either or ceases to perform an activity that is significant to its operations. If the Restricted Group reclassifies financial assets, it applies the reclassification prospectively from the reclassification date which is the first day of the immediate next reporting period following the change in the business model. The Restricted Group does not restate any previously recognized gains, losses (including impairment gains or losses) or interest.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

The following table shows various reclassifications and how they are accounted for:

Original classification	Revised classification	Accounting treatment
Amortised cost	FVTPL	Fair value is measured at reclassification date. Difference between previous amortized cost and fair value is recognised in statement of profit and loss.
FVTPL	Amortised Cost	Fair value at reclassification date becomes its new gross carrying amount. EIR is calculated based on the new gross carrying amount.
Amortised cost	FVTOCI	Fair value is measured at reclassification date. Difference between previous amortised cost and fair value is recognised in OCI. No change in EIR due to reclassification.
FVTOCI	Amortised cost

Fair value at reclassification date becomes its new amortised cost carrying amount. However, cumulative gain or loss in OCI is adjusted against fair value. Consequently, the asset is measured as if it had always been measured at amortised cost.

FVTPL	FVTOCI	Fair value at reclassification date becomes its new carrying amount. No other adjustment is required.
FVTOCI	FVTPL	Assets continue to be measured at fair value. Cumulative gain or loss previously recognized in OCI is reclassified from equity to profit or loss the reclassification date.

Offsetting of financial instruments

Financial assets and financial liabilities are offset and the net amount is reported in the balance sheet if there is a currently enforceable legal right to offset the recognised amounts and there is an intention to settle on a net basis, to realise the assets and settle the liabilities simultaneously.

Compulsory Convertible Debentures

Convertible debentures are separated into liability and equity components, where applicable based on the terms of the contract.

On issuance of the convertible debenture, the fair value of the liability component is determined using a market rate for an equivalent non-convertible instrument. This amount is classified as a financial liability measured at amortised cost (net of transaction costs) until it is extinguished on conversion or redemption.

he remainder of the proceeds is allocated to the conversion option that is recognised and included in equity since conversion option meets Ind AS 32 criteria for fixed to fixed classification. Transaction costs are deducted from equity, net of associated income tax. The carrying amount of the conversion option is not remeasured in subsequent years.

Transaction costs are apportioned between the liability and equity components of the convertible preference shares, where applicable based on the allocation of proceeds to the liability and equity components when the instruments are initially recognised.

h) Derivative financial instruments and hedge accounting

In the normal course of business, the Restricted Group uses derivative instruments for the purpose of mitigating the exposure from foreign currency fluctuation risks associated with forecasted transactions denominated in certain foreign currencies and to minimize earnings and cash flow volatility associated with changes in foreign currency exchange rates, and not for speculative trading purposes. These derivative contracts are purchased within the Restricted Group’s policy and are with counterparties that are highly rated financial institutions. Such derivative financial instruments are initially recognised at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative. Any gains or losses arising from changes in the fair value of derivatives are taken directly to statement of profit and loss except for effective portion of cash flow hedges.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

At the inception of a hedge relationship, the Restricted Group formally designates and documents the hedge relationship to which the Restricted Group wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge. The documentation includes the Restricted Group’s risk management objective and strategy for undertaking hedge, the hedging/economic relationship, the hedged item or transaction, the nature of the risk being hedged, hedge ratio and how the entity will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges are expected to be highly effective in achieving offsetting changes in fair value or cash flows and are assessed on an ongoing basis to determine that they actually have been highly effective throughout the financial reporting periods for which they were designated.

The Restricted Group evaluates hedge effectiveness of cash flow hedges at the time a contract is entered into as well as on an ongoing basis. The ineffective portion of cash flow hedge is recorded as expense in statement of profit and loss. The cost of effective portion of cash flow hedges is expensed over the period of the hedge contract.

Undesignated contracts

Changes in fair value of undesignated derivative contracts are reported directly in statement of profit and loss along with the corresponding transaction gains and losses on the items being economically hedged. The Restricted Group enters into foreign exchange currency contracts to mitigate and manage the risk of changes in foreign exchange rates. These foreign exchange derivative contracts were entered into to hedge the fluctuations in foreign exchange rates for recognized balance sheet items such as the Restricted Group’s U.S. dollar denominated borrowings. The Restricted Group has not designated the derivative contracts as hedges for accounting purposes. Realized gains (losses) and changes in the fair value of these foreign exchange derivative contracts are recorded in foreign exchange gains (losses), net in the statements of profit and loss. These derivatives are not held for speculative or trading purposes.

The Restricted Group does not have any net investment in a foreign operation.

i) Revenue recognition

Revenue from contracts with customers

Revenue from contracts with customers is recognized when control of the goods or services are transferred to the customer at an amount that reflects the consideration to which the Restricted Group expects to be entitled in exchange for those goods or services. The Restricted Group has generally concluded that it is the principal in its revenue arrangements, because it typically controls the goods or services before transferring them to the customer.

Sale of power

Revenue from sale of power is recognized when persuasive evidence of an arrangement exists, the fee is fixed or is determinable, solar energy kilowatts are supplied and collectability is reasonably assured. Revenue is based on the solar energy kilowatts actually supplied to customers (including the solar energy kilowatts supplied and not billed on reporting date) multiplied by the rate per kilo-watt hour agreed to in the respective PPAs. The solar energy kilowatts supplied by the Restricted Group are validated by the customer prior to billing and recognition of revenue.

The Restricted Group entities considers whether there are other promises in the contract that are separate performance obligations to which a portion of the transaction price needs to be allocated. In determining the transaction price for the sale of power, the Group considers the effects of variable consideration and consideration payable to the customer (if any).

Further, revenue from the recovery of Safe-guard duties and Goods and Service Tax under the change in law provision are recognized over the PPA period based on terms agreed with customers or unless agreed otherwise.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Viability Gap Funding (VGF)

The Restricted Group records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

Interest income

For all debt instruments measured either at amortized cost or at fair value through other comprehensive income, interest income is recorded using the effective interest rate (EIR). EIR is the rate that exactly discounts the estimated future cash payments or receipts over the expected life of the financial instrument or a shorter period, where appropriate, to the gross carrying amount of the financial asset or to the amortised cost of the financial liability. When calculating the effective interest rate, the Restricted Group estimates the expected cash flows by considering all the contractual terms of the financial instrument but does not consider the expected credit losses. Interest income is included in other income in the statement of profit or loss.

Income from carbon credit emission

Revenue from the sale of carbon credit emissions are recognized at the time of transfer of carbon credits to the customers, at consideration agreed under the sale agreements.

Rebates

In some Power Purchase Agreements (PPAs), the Restricted Group provide rebates on invoice if payment is made before the due date. Rebates are offset against consideration payable by the customers. To estimate the variable consideration for the expected future rebate, the Group applies the most likely method.

Contract assets

A contract asset is initially recognised for revenue earned for its right to consideration in exchange for goods or services transferred to the customer. If the entities forming part of Restricted Group perform by transferring goods or services to a customer before the customer pays consideration or before acceptance by the customer, a contract asset is recognised for the earned consideration that is conditional.

Contract liabilities

A contract liability is the obligation to transfer goods or services to a customer for which the entities forming part of Restricted Group has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before the entities forming part of Restricted Group transfers goods or services to the customer, a contract liability is recognised when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognised as revenue when the entities forming part of Restricted Group performs under the contract.

Trade receivables

A receivable represents the right of entities forming part of Restricted Group to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due). Refer to accounting policies of financial assets in section (g) Financial instruments – initial recognition and subsequent measurement

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

j) Government grants

Government grants are recognised at the fair value where there is a reasonable assurance that the grant will be received and the Restricted Group will comply all with all attached conditions.

Government grant relating to income are deferred and recognised in the statement of profit and loss over the period necessary to match them with the cost that they are intended to compensate and presented within other income.

Government grant relating to purchase of property, plant and equipment are included in non- current liabilities as deferred government grant and are credited to statement of profit and loss on a straight-line basis over the expected lives of the related assets and presented within other income.

k) Foreign currencies

The functional currency of APEL is the United States Dollar (“US$”) and presentation currency for special purpose combined financial statement of Restricted Group is Indian rupees (“INR”). The Restricted Group entities with operations in India use INR as the functional currency. The financial statements of APEL are translated into INR using the exchange rate as of the balance sheet date for assets and liabilities, historical exchange rates for equity transactions and average exchange rate for the year for income and expense items. Translation gains and losses are recorded in accumulated other comprehensive income or loss as a component of other equity.

Functional currency is the currency of the primary economic environment in which a respective entity under Restricted Group operates and is normally the currency in which the respective entity under the Restricted Group primarily generates and expends cash.

Transactions in foreign currencies are initially recorded by the Restricted Entities at the functional currency spot rates at the date the transaction first qualifies for recognition

Conversion

Monetary assets and liabilities denominated in foreign currencies are translated at the functional currency spot rates of exchange at the reporting date.

Exchange differences

Exchange differences arising on settlement or translation of monetary items are recognized in the statement of profit and loss.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined. The gain or loss arising on translation of non-monetary items measured at fair value is treated in line with the recognition of gain or loss on change in fair value of the item (i.e., translation differences on items whose fair value gain or loss is recognized in other comprehensive income or statement of profit and loss are also recognized in other comprehensive income or statement of profit and loss, respectively).

l) Retirement and other employee benefits

Retirement benefit in the form of provident fund is a defined contribution scheme. The Restricted Group has no obligation, other than the contribution payable to the provident fund. The Restricted Group recognizes contribution payable to the provident fund scheme as an expense, when an employee renders the related service. If the contribution payable to the scheme for service received before the balance sheet date exceeds the contribution already paid, the deficit payable to the scheme is recognized as a liability after deducting the contribution already paid. If the contribution already paid exceeds the contribution due for services received before the balance sheet date, then excess is recognized as an asset to the extent that the pre-payment will lead to, for example, a reduction in future payment or a cash refund.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Retirement benefit in the form of gratuity is a defined benefit scheme. The costs of providing benefits under the scheme are determined on the basis of actuarial valuation at each year-end using the projected unit credit method. The actuarial valuation is carried out for the plan using the projected unit credit method.

The Restricted Group presents the leave as a current liability in the balance sheet, to the extent it does not have an unconditional right to defer its settlement for 12 months after the reporting date. Where Restricted Group has the unconditional legal and contractual right to defer the settlement for a period beyond 12 months, the same is presented as non-current liability. The Restricted Group measures the expected cost of such absences as the additional amount that it expects to pay as a result of the unused entitlement that has accumulated at the reporting date.

The Restricted Group recognizes termination benefit as a liability and an expense when the Restricted Group has a present obligation as a result of past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

If the termination benefits fall due more than 12 months after the balance sheet date, they are measured at present value of future cash flows using the discount rate determined by reference to market yields at the balance sheet date on government bonds.

The interest is calculated by applying the discount rate to the net defined benefit liability. The Restricted Group recognizes the following changes in the net defined benefit obligation as an expense in the statement of profit and loss:

⮚	Service costs comprising current service costs, past-service costs, gains and losses on curtailments and non-routine settlements; and
⮚	Interest expense.

m) Income taxes

Tax expense represents the sum of current tax and deferred tax of Restricted Group entities.

Current income tax

Current income tax assets and liabilities are measured at the amount expected to be recovered from or paid to the taxation authorities by each entity in Restricted Group. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date in the countries where the Group operates and generates taxable income.

Current income tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Current tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and considers whether it is probable that a taxation authority will accept an uncertain tax treatment. The Restricted Group shall reflect the effect of uncertainty for each uncertain tax treatment by using either most likely method or expected value method, depending on which method predicts better resolution of the treatment.

Deferred Tax

Deferred tax is provided, using the balance sheet method, on all temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes, on carry forward of unused tax credits and unused tax loss, subject to exceptions as below:

⮚	deferred income tax is not recognised on the initial recognition (including MAT) of an asset or liability in a transaction that is not a business combination and, at the time of the transaction, affects neither the accounting profit nor taxable profit or loss; and

⮚	deferred tax assets are recognised only to the extent that it is more likely than not that they will be recovered.

Deferred tax assets are recognised for all deductible temporary differences, the carry forward of unused tax credits and any unused tax losses. Deferred tax assets are recognised to the extent that it is probable that taxable profit will be available against which the deductible temporary differences, and the carry forward of unused tax credits and unused tax losses can be utilized.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Deferred tax assets and liabilities are measured at the tax rates applicable on Restricted Group that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted at the reporting date.

The carrying amount of deferred tax assets (including MAT credit available) of Restricted Group is reviewed at each reporting date and is adjusted to the extent that it is no longer probable that sufficient taxable profit will be available to allow all or part of the asset to be recovered. Unrecognised deferred tax assets are re-assessed at each reporting date and are recognised to the extent that it has become probable that future taxable profits will allow the deferred tax asset to be recovered.

Deferred tax relating to items recognised outside profit or loss is recognised outside profit or loss (either in other comprehensive income or in equity). Deferred tax items are recognised in correlation to the underlying transaction either in OCI or directly in equity.

Deferred tax assets and liabilities of respective entities under Restricted Group are offset when they relate to income taxes levied by the same taxation authority and the entities intend to settle their current tax assets and liabilities on a net basis.

In the situations where one or more entities in the Restricted Group are entitled to a tax holiday under the Income-tax Act, 1961 enacted in India or tax laws prevailing in the respective tax jurisdictions where they operate, no deferred tax (asset or liability) is recognized in respect of temporary differences which reverse during the tax holiday period, to the extent the concerned entity’s gross total income is subject to the deduction during the tax holiday period. Deferred tax in respect of temporary differences which reverse after the tax holiday period is recognized in the year in which the temporary differences originate. However, the gro up restricts recognition of deferred tax assets to the extent it is probable that sufficient future taxable income will be available against which such deferred tax assets can be realized. For recognition of deferred taxes, the temporary differences which originate first are considered to reverse first.

Current and deferred tax is recognised in the statement of profit and loss, except to the extent that it relates to items recognised in other comprehensive income or directly in equity. In this case, the tax is also recognised in other comprehensive income or directly in equity, respectively.

Minimum Alternate Tax

Minimum Alternate Tax (MAT) paid in accordance with the tax laws, which gives future economic benefits in the form of adjustment to future income tax liability, is considered as an asset if there is convincing evidence that the entities forming part of the Restricted Group will pay normal income tax. Accordingly, MAT is recognised as an asset in the balance sheet when it is probable that future economic benefit associated with it will flow to the entities forming part of the Restricted Group.

n) Segment reporting

An operating segment is a component of the Restricted Group entities’ that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the other components, and for which discrete financial information is available. All operating segments’ operating results are regularly reviewed by the respective Restricted Group entities’ chief operating decision maker(s) to make decisions about resources to be allocated to the segments and assess their performance. The Parent’s chief executive officer is the chief operating decision maker.

The activities of Restricted Group entities mainly involve sale of electricity. Considering the nature of Restricted Group entities’ business and operations, there are no separate reportable operating segments in accordance with the requirements of Indian Accounting Standard 108, 'Operating Segments' referred in to Companies (Indian Accounting Standards) Rules, 2015 and Companies (Indian Accounting Standards) Amendment Rules, 2016 and hence, there are no additional disclosures to be provided other than those already provided in the financial statements.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

o) Provisions

General

Provisions are recognized when the Restricted Group has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. When the Restricted Group expects some or all of a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is virtually certain. The expense relating to any provision is presented in the statement of profit or loss net of any reimbursement.

If the effect of the time value of money is material, provisions are discounted using a current pre-tax rate that reflects, when appropriate, the risks specific to the liability. When discounting is used, the increase in the provision due to the passage of time is recognised as a finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources would be required to settle the obligation, the provision is reversed.

Decommissioning liability

Upon the expiration of a Power Purchase Agreement (PPA) or, if later, the expiration of the lease agreement for solar power plants located on leasehold land, the Restricted Group is required to remove the solar power plant and restore the land. The Restricted Group records a provision for such decommissioning costs. Decommissioning costs are provided at the present value of expected costs to settle the obligation using estimated cash flows and are recognised as part of the cost of the particular asset. The cash flows are discounted at a current pre-tax rate that reflects the risks specific to the decommissioning liability. The unwinding of the discount is expensed as incurred and recognised in the statement of profit and loss as a finance cost. The estimated future costs of decommissioning are reviewed annually and adjusted as appropriate. Changes in the estimated future costs or in the discount rate applied are added to or deducted from the cost of the asset.

p) Impairment of non-financial assets

The Restricted Group, at each reporting date, assesses whether there is an indication that an asset may be impaired. If any indication exists, or when annual impairment testing for an asset is required, the Restricted Group estimate the asset’s recoverable amount. An asset’s recoverable amount is the higher of an asset’s or cash-generating unit’s (CGU) fair value less costs of disposal and its value in use. Recoverable amount is determined for an individual asset, unless the asset does not generate cash inflows that are largely independent of those from other assets or groups of assets.

Impairment loss is recognized when the carrying amount of an asset exceeds recoverable amount and the asset is written down to its recoverable amount.

In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset. In determining fair value less costs of disposal, recent market transactions are taken into account. If no such transactions can be identified, an appropriate valuation model is used. These calculations are corroborated by valuation multiples, quoted share prices for publicly traded companies or other available fair value indicators.

The Restricted Group bases its impairment calculation on detailed budgets and forecast calculations, which are prepared separately for each of the CGUs to which the individual assets are allocated. These budgets and forecast calculations generally cover a period of five years. For longer periods, a long-term growth rate is calculated and applied to project future cash flows after the fifth year. To estimate cash flow projections beyond periods covered by the most recent budgets/forecasts, the Restricted Group extrapolates cash flow projections in the budget using a steady or declining growth rate for subsequent years, unless an increasing rate can be justified. In any case, this growth rate does not exceed the long-term average growth rate for the products, industries, or country or countries in which the entity operates, or for the market in which the asset is used.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

Impairment losses of continuing operations are recognised in the statement of profit and loss.

For assets excluding goodwill, an assessment is made at each reporting date to determine whether there is an indication that previously recognised impairment losses no longer exist or have decreased. If such indication exists, the Restricted Group estimates the asset’s or CGU’s recoverable amount. A previously recognised impairment loss is reversed only if there has been a change in the assumptions used to determine the asset’s recoverable amount since the last impairment loss was recognised. The reversal is limited so that the carrying amount of the asset does not exceed its recoverable amount, nor exceed the carrying amount that would have been determined, net of depreciation, had no impairment loss been recognised for the asset in prior years. Such reversal is recognized in the statement of profit or loss unless the asset is carried at a revalued amount, in which case, the reversal is treated as a revaluation increase.

q) Contingent assets/liabilities

Contingent assets are not recognised. However, when realisation of income is virtually certain, then the related asset is no longer a contingent asset, and is recognised as an asset.

A contingent liability is a possible obligation that arises from past events whose existence will be confirmed by the occurrence or non-occurrence of one or more uncertain future events beyond the control of the Restricted Group or a present obligation that is not recognized because it is not probable that an outflow of resources will be required to settle the obligation. A contingent liability also arises in extremely rare cases where there is a liability that cannot be recognized because it cannot be measured reliably. The Restricted Group does not recognize a contingent liability but discloses its existence in the financial statements.

r) Fair value measurement

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The fair value measurement is based on the presumption that the transaction to sell the asset or transfer the liability takes place either:

⮚   In the principal market for the asset or liability, or

⮚   In the absence of a principal market, in the most advantageous market for the asset or liability

The principal or the most advantageous market must be accessible by the Restricted Group.

The fair value of an asset or a liability is measured using the assumptions that market participants would use when pricing the asset or liability, assuming that market participants act in their economic best interest.

A fair value measurement of a non-financial asset takes into account a market participant's ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

The Restricted Group uses valuation techniques that are appropriate in the circumstances and for which sufficient data are available to measure fair value, maximizing the use of relevant observable inputs and minimizing the use of unobservable inputs.

All assets and liabilities for which fair value is measured or disclosed in the financial statements are categorized within the fair value hierarchy, described as follows, based on the lowest level input that is significant to the fair value measurement as a whole:

⮚	Level 1 - Quoted (unadjusted) market prices in active markets for identical assets or liabilities
⮚	Level 2 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is directly or indirectly observable
⮚	Level 3 - Valuation techniques for which the lowest level input that is significant to the fair value measurement is unobservable

For assets and liabilities that are recognised in the financial statements on a recurring basis, the Restricted Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorisation (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(INR amount in millions, unless otherwise stated)

The Restricted Group determines the policies and procedures for both recurring fair value measurement, such as derivative instruments and unquoted financial assets measured at fair value, and for non-recurring measurement, such as assets held for distribution in discontinued operations.

External valuers are involved for valuation of significant assets and liabilities, if any. At each reporting date, the Restricted Group analyses the movements in the values of assets and liabilities which are required to be remeasured or re-assessed as per the Restricted Group’s accounting policies.

For the purpose of fair value disclosures, the Restricted Group has determined classes of assets and liabilities on the basis of the nature, characteristics and risks of the asset or liability and the level of the fair value hierarchy as explained above.

This note summarises accounting policy for fair value. Other fair value related disclosures are given in the notes 34 and 35.

s) Cash and cash equivalents

Cash and cash equivalents in the Balance sheet comprise cash at banks and on hand and short-term deposits with an original maturity of three months or less, which are subject to an insignificant risk of changes in value.

For the purpose of the combined statement of cash flows, cash and cash equivalents consist of cash and short-term deposits, as defined above.

t) Events occurring after the balance sheet date

Impact of events occurring after the balance sheet date that provide additional information materially effecting the determination of the amounts relating to conditions existing at the balance sheet date are adjusted to respective assets and liabilities.

The Restricted Group does not adjust the amounts recognised in its interim combined financial statements to reflect non-adjusting events after the reporting period.

The Restricted Group makes disclosures in the interim combined financial statements in cases of significant events.

u) Measurement of EBITDA

The Restricted Group has elected to present earnings before interest, tax, depreciation and amortisation (EBITDA) as a separate line item on the face of the statement of profit and loss. The Restricted Group measures EBITDA on the basis of profit/ (loss) from continuing operations. In its measurement, the Restricted Group does not include interest income, depreciation, amortisation expense, finance cost and tax expense.

v) Changes in accounting policy and disclosures – New and amended standards

i.	Other amendments

A number of minor amendments to existing standards also became effective on April 01, 2021 and have been adopted by the Restricted group. The adoption of these new accounting pronouncements did not have a significant impact on the accounting policies, method of computation or presentation applied by the Restricted Group.

ii.	Standards issued but not yet effective

The Restricted Group is currently evaluating the impact of the new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the Restricted Group’s financial statements and does not expect to have significant impact on the Restricted Group’s financial statements. The Restricted Group has not early adopted any amendment, standard or interpretation that has been issued but is not yet effective. Refer the note “Standards notified but not yet effective” in Notes to Financial Statements.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

5.	Property, plant and equipment

	Freehold land	Plant and machinery	Furniture and Fixtures	Vehicles	Office equipment	Building	Computer	Total	Capital work in progress
Gross carrying amount
At April 1, 2020	1,204	37,313	0	-	1	2,581	2	41,101	12
Additions	8	115	-	2	1	16	1	143	86
Disposals/ Adjustments*	-	91	-	-	-	-	-	91	65
At March 31, 2021	1,212	37,337	0	2	2	2,597	3	41,153	34
Additions	1	92	3	0	0	30	1	127	26
Disposals/ Adjustments*	22	62	-	-	-	-	-	84	57
At March 31, 2022	1,191	37,366	4	2	2	2,627	3	41,196	3

Accumulated Depreciation/ Amortisation
At April 1, 2020	-	7,942	0	-	1	389	1	8,333	-
Charge for the year	-	2,176	-	-	-	105	1	2,282	-
Disposals/ Adjustments	-	3	-	-	-	-	-	3	-
At March 31, 2021	-	10,115	0	-	1	495	2	10,613	-
Charge for the year	-	2,190	1	0	0	104	1	2,296	-
Disposals/ Adjustments	-	18	-	-	-	-	-	18	-
At March 31, 2022	-	12,288	1	0	1	598	2	12,891	-

Net Block
At March 31, 2021	1,212	27,221	0	2	1	2,102	1	30,540	34
At March 31, 2022	1,191	25,079	3	2	1	2,029	1	28,305	3

* Adjustments under 'Plant and machinery' includes adjustment for revised estimates in provision for decommissioning liabilities amounting to INR Nil million (March 31, 2021: INR 74 million).
Property, plant and equipment are pledged as collateral against borrowing, the details related to which is described in Note 12 on borrowings.

Capital work in progress (CWIP) Ageing Schedule

	Amount in CWIP for a period of
As at March 31, 2022 (Unaudited)	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	3	-	-	-	3
Total	3	-	-	-	3

	Amount in CWIP for a period of
As at March 31, 2021 (Unaudited)	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Projects in progress	34	-	-	-	34
Total	34	-	-	-	34

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Particulars	As at 'March 31, 2022 (Unaudited)	As at 'March 31, 2021 (Audited)
6. Non-current financial assets

6.1 Non-current investments
Investment in equity shares of fellow subsidiary*	-	-
Investment in Non-convertible debenture of fellow subsidiaries	-	384
Total	-	384

*During the year ended March 31, 2020, one of the entity of the Restricted Group, namely Azure Power Energy Limited, acquired a share of fellow subsidiary of Azure Power Group namely, Azure Power India Private Limited for INR 0.006 million. The carrying value of the investment as at March 31, 2021 was INR 0.006 million (Previous year INR 0.006 million).

6.2 Trade receivables
Trade receivables*	351	-
Total	351	-

Break-up for trade receivables
Unsecured, considered good	351	-
Total	351	-

Trade receivables ageing schedule
			Outstanding for following periods from due date of payment
As at March 31, 2022 (Unaudited)	Unbilled receivables*	Not due**	Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	-	351	-	-	-	-	-	351
	-	351	-	-	-	-	-	351

* Unbilled receivables represent receivables where the goods and/or services have been provided to the customer, however, the Company is yet to raise invoices to the customer. Also see Note 31.

** Not due represent receivables which aren’t due as per credit terms agreed with the customer.

6.3 Loans
(Unsecured, considered good)
Carried at amortised cost	8	7
Performance bank guarantee receivable
Loans to related party	5,816	5,770
Loans to holding company # (refer note 26)	41	112
Loans to fellow subsidiary companies ## (refer note 26)	5,865	5,889
Total

#During September 2017, one of Restricted Group entity had given loan to holding company which carries interest rate of 10.60% per annum for 5 years. The same has been repaid during the current year. Further during the year ended March 31, 2022, some of the Restricted Group entities have renewed/granted the loans to Holding Company for long term and has classified the same accordingly. The loans are repayable over the period of 3 years.
## During the year ended March 31, 2021, some of the Restricted Group entities have renewed the loan given to fellow Subsidiary Companies. The loans carry interest rate of 10.60% per annum.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

6.4 Other financial assets
Carried at amortised cost
Term deposits*	46	11
Security deposits	13	5
Interest accrued on term deposits	-	2
Interest accrued on loans and advances to holding company (refer note 26)	343	48
Interest accrued on loans and advances to fellow subsidiary (refer note 26)	39	36

Derivative instruments at fair value through OCI
Derivative assets ### (refer note 12.1)	713	4,997
Total	1,154	5,099

### This relates to US$ Senior Notes.

Azure Power (Haryana) Private Limited
*Axis Bank
Balance of INR 0.18 million as at March 31, 2022 (March 31, 2021: INR 0.16 million).	Represents the amount of fixed deposit for bank guarantee issued to statutory authorities

Azure Surya Private Limited
*Yes Bank
Balance of INR Nil million as at March 31, 2022 (March 31, 2021: INR 3 million)	Represents an amount to be used for treating as Interest-Service. Reserve account for its working capital demand loan.

Azure Power (Karnataka) Private Limited
*Axis Bank
Balance of INR Nil million as at March 31, 2022 (March 31, 2021: INR 2 million)	Represents an amount to be used for treating as Interest-Service Reserve account for its working capital demand loan.

Azure Power Infrastructure Private Limited
*Yes Bank
Balance of INR nil million as at March 31, 2022 (March 31, 2021: INR 8 million)	Represents an amount to be used for treating as Interest-Service. Reserve account for its working capital demand loan.

Balance of INR 1 million as at March 31, 2022 (March 31, 2021: INR 1 millionl)	Represents an amount of third-party margin.

Azure Power Eris Private Limited
*CBI Bank
Balance of INR 0.6 million as at March 31, 2022 (March 31, 2021: 0.4 million).	Represents fixed deposit for bank guarantee issued to statutory authorities.

Azure Power Pluto Private Limited
*CBI Bank
Balance of INR 0.6 million as at March 31, 2022 (March 31, 2021: 0.4 million).	Represents fixed deposit for bank guarantee issued to statutory authorities.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

	As at	As at
	'March 31 2022,	'March 31, 2021
Particulars	(Unaudited)	(Audited)
7. Income tax assets (net)
Advance income-tax (net of provision for tax)	186	172
Total	186	172

8. Other non-current assets
(Unsecured, considered good)
Capital advances to related parties (refer note 26)	19	53
Capital advances to others	5	6
Prepaid assets - Land use rights	84	88
Prepaid performance bank guarantee	78	82
Contract assets	262	231
Balance with statutory / government authorities	-	1
Total	448	461

9. Current financial assets
(Carried at amortised cost, unless stated otherwise)
9.1 Trade receivables
Trade receivables*	3,189	2,952
Total	3,189	2,952

Break-up for trade receivables
Unsecured, considered good	3,189	2,952
Trade Receivables - credit impaired	421	386
Total	3,610	3,338

Impairment allowance (allowance for bad and doubtful debts)
Trade Receivables - credit impaired	421	386
Total	3,189	2,952

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Trade receivables ageing schedule

As at March 31, 2022 (Unaudited)	Unbilled receivables*	Current but not due**	Outstanding for following periods from due date of payment
			Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	570	649	355	326	572	512	205	3,189
Undisputed Trade receivable – credit impaired	1	-	-	4	-	-	235	240
Disputed Trade receivables – credit impaired	-	-	-	-	-	5	176	181
	571	649	355	330	572	517	616	3,610

As at March 31, 2021 (Audited)	Unbilled receivables*	Current but not due**	Outstanding for following periods from due date of payment
			Less than 6 Months	6 months – 1 year	1-2 years	2-3 years	More than 3 years	Total
Undisputed Trade Receivables – considered good	626	692	537	303	514	280	-	2,952
Undisputed Trade receivable – credit impaired	1	19	0	23	-	50	170	263
Disputed Trade receivables – credit impaired	-	-	-	-	-	123	-	123
	627	711	537	326	514	453	170	3,338

Trade receivables are non-interest bearing and are generally on terms of 30 to 45 days.

* Unbilled receivables represents receivables where the goods and/or services have been provided to the customer, however, the Company is yet to raise invoices to the customer.
** Current but not due represent receivables which aren't due as per credit terms agreed with the customer.

9.2 Cash and cash equivalents
Balances with banks:
- On current accounts	284	111
- Deposits with original maturity of less than 3 months	6	1,831
Total	290	1,942

9.3 Other bank balances
- Deposits with original maturity for more than 3 months but remaining maturity for less than 12 months	1,278	1,225
- Deposits held as margin money with maturity less than 12 months	-	286
Total	1,278	1,511

9.4 Loans
(Unsecured, considered good)
Loans to holding company (refer note 26)	-	5
Loans to fellow subsidiary companies (refer note 26)	795	793
Loans to others*	130	-
Total	925	798

*Amount recoverable in pursuant to disposal of Rooftop entities.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

9.5 Other financial assets
Carried at amortised cost
Interest accrued on term deposits	2	74
Interest accrued but not due on loans and advances to fellow subsidiary companies (refer note 26)	105	70
Interest accrued but not due from others	1	-
Receivable from fellow subsidiary (refer note 26)	36	-
Receivable from holding company* (refer note 26)	15	44
Total	159	188

*Relates to advances/payments for reimbursement

10. Other current assets
Balance with statutory / government authorities	5	-
Prepaid assets - Land use rights	4	4
Prepaid assets - Others	10	12
Prepaid performance bank guarantee	4	4
Advance to vendors
Unsecured, considered good	15	2
Unsecured, considered doubtful	8	8
(Less): Allowance for bad and doubtful advances	(8)	(8)
	15	2

Employee advances	1	1
Total	39	23

11.1 Share capital*

Issued, subscribed and fully paid-up share capital (Aggregate of Restricted Group of entities):

	Number of shares	Amount
At April 01, 2020	1,12,54,112	113
Addition during the year	-	-
At March 31, 2021	1,12,54,112	113
Addition during the year	-	-
At March 31, 2022	1,12,54,112	113

*Share capital represents the aggregate amount of the share capital of identified subsidiaries of the Restricted Group as at the respective period and does not necessarily represent legal share capital for the purpose of the Restricted Group.

a) Terms/rights attached to shares

The respective Restricted Group entities have only one class of equity shares, Indian entities having a par value of INR 10/- per share and Mauritius entity having a par value of USD 100/- per share. Each holder of equity shares is entitled to one vote per share. In the event of liquidation, the holders of equity shares will be entitled to receive remaining assets of the entity, after distribution of all preferential amounts. The distribution will be in proportion to the number of equity shares held by the shareholders.

The space has been intentionally left blank

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

11.2 Other equity*

For the year ended March 31, 2022:

	Reserve and Surplus			Items of Other Comprehensive Income
	Surplus/(deficit) in the statement of profit and	Securities premium	Equity component of Compulsorily Convertible	Exchange differences on translating the financial statements of foreign	Defined benefit plans	Effective portion of cash
Particulars	loss	account	Debentures**	entities	(Refer note 37)	flow hedges (Refer note 32)	Total equity
At April 01, 2021	(2,702)	11,075	5	(4,816)	(1)	4,689	8,250
Profit for the year	315	-	-	-	-	-	315
Other comprehensive income/(loss)	-	-		3,684	-	(4,831)	(1,147)
Total comprehensive income/(loss)	315	-	-	3,684	-	(4,831)	(832)
At March 31, 2022	(2,387)	11,075	5	(1,132)	(1)	(142)	7,418

For the year ended March 31, 2021:

	Reserves and surplus			Items of Other Comprehensive Income
	Surplus/(deficit) in the statement of profit and	Securities premium	Equity component of Compulsorily Convertible	Exchange differences on translating the financial statements of foreign	Defined benefit plans	Effective portion of cash
Particulars	loss	account	Debentures**	entities	(Refer note 37)	flow hedges (Refer note 32)	Total equity
At April 01, 2020	(2,574)	11,075	5	(5,787)	-	4,979	7,698
Loss for the year	(128)	-	-	-	-	-	(128)
Other comprehensive income/(loss)	-	-	-	971	(1)	(290)	680
Total comprehensive income/(loss)	(128)	-	-	971	(1)	(290)	552
At March 31, 2021	(2,702)	11,075	5	(4,816)	(1)	4,689	8,250

* Other equity represents the aggregate amount of other equity of identified subsidiaries of Restricted Group as of the respective period and does not necessarily represent legal other equity for the purpose of the Restricted Group.

** CCDs were issued to Azure Power India Private Limited, Azure Power Makemake Private Ltd and Haeron Power Singapore Pte Limited with coupon rate of 0% and convertible into equivalent number of equity shares.

Note:

Deficit in the statement of profit and loss are the losses of the Restricted Group incurred till date net of appropriations.

Securities premium reserve is used to record the premium on issue of shares. The reserve can be utilised only for limited purposes such as issuance of bonus shares in accordance with the provisions of the Companies Act, 2013.

Exchange differences arising on translation of the foreign operations are recognised in other comprehensive income as described in accounting policy and accumulated in a separate reserve within equity.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at 'March 31,	As at 'March 31,
Particulars	(Unaudited)	(Audited)
12. Non-current financial liabilities

12.1 Non-current borrowings
At amortised cost

Bond (secured)
-5.5% Senior Notes**	-	36,519
- 3.575% Senior Notes** (Refer note 15.1)	27,889	-
Loans from holding company (refer note 26) #	70	-
Total	27,959	36,519

#The loans are repayable over the period of 3 years.

**5.5% Senior Notes

During the year ended March 31, 2018, Azure Power Energy Limited (“APEL”) issued 5.5% Senior Notes (“5.5% Senior Notes” or “Green Bonds”) and raised INR 31,260 million net of discount of INR 9 million at 0.03% and issuance expense of INR 586 million. The discount on issuance of the Green Bonds and the issuance expenses was recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts was netted with the carrying value of the Green Bonds. The Green Bonds were listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of project level loans. The interest on the 5.5% Senior Notes were payable on a semi-annual basis and the principal amount was payable in November 2022. The Company had guaranteed the principal and interest repayments to the investors; however, the guarantee had been cancelled during the financial year 2020-21 on May 7, 2020, upon the Company satisfying certain financial covenants, on the basis of the financial statements for the year ended March 31, 2019. During the current year in August 2021, these Senior Notes have been re-paid by the Company through refinancing of 3.575% Senior Notes, as detailed below

**3.575% Senior Notes

During fiscal 2022, Azure Power Energy Limited (one of the subsidiaries of APGL) issued 3.575% US$ denominated Senior Notes (“3.575% Senior Notes” or “Green Bonds”) and raised INR 30,285 million, net of issuance expense of INR 408 million. The issuance expenses have been recorded as finance cost, using the effective interest rate method and the unamortized balance of such amounts is netted with the carrying value of the Green Bonds. The Green Bonds are listed on the Singapore Exchange Securities Trading Limited (SGX-ST). In accordance with the terms of the issue, the proceeds were used for repayment of 5.5% Senior Notes. The interest on the 3.575% Senior Notes is payable on a semi-annual basis and the principal amount is payable in 10 installments starting from February 2022. As of March 31, 2022, the net carrying value of the Green Bonds was INR 29,889 million. The Green Bonds are secured by a pledge of Azure Power Energy Limited’s shares.

12.2 Other non-current financial liabilities
Other financial liabilities at amortised cost
Interest accrued but not due on borrowings from holding company (refer note 26)	4	-
Total	4	-

13. Provisions
13.1 Non-current
Provision for gratuity (refer note 37)	8	6
Provision for decommissioning liabilities*	129	121
Total	137	127

*Provision has been recognized for decommissioning costs associated with solar power plants being constructed on leasehold lands. The respective entities under Restricted Group are under an obligation to decommission the plant at the expiry of the lease term before handing over the leasehold lands to the lessors.

Movement in provision for decommissioining liabilities
Opening balance	121	186
Accretion during the year	8	9
Impact of change in estimate during the year (refer note 38)	-	(74)
Closing balance	129	121

13.2 Current
Provision for compensated absences	5	4
Total	5	4

14. Other non-current liabilities
Deferred viability gap funding income	1,281	1,362
Deferred revenue	773	677
Total	2,054	2,039

15. Current financial liabilities
(Carried at amortised cost)

15.1 Current borrowings
From others:
Unsecured
Loans from holding company (refer note 26)	165	-
Current maturities of non-current borrowings (refer note 12.1)	1,995	-
Current maturities of non-current borrowings - Others*	-	295
Total	2,160	295

*Foreign currency loan from bank

During the year ended March 31, 2019, the Restricted Group has entered into buyer’s credit facility amounting to US$ 4.02 million at six months LIBOR plus 0.8% for its solar power projects. The facility is repaid during the current year.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at 'March 31,	As at 'March 31,
Particulars	(Unaudited)	(Audited)
15.2 Trade payables
- Total outstanding dues of micro enterprises and small enterprises (refer note 28)	6	9
(A)	6	9

- Total outstanding dues of creditors other than micro enterprises and small enterprises #	214	201
Trade payables to related parties# (refer note 26)	9	9
(B)	223	210

Total (A)+(B)	229	219

Trade payables Ageing Schedule

			Outstanding for following periods from due date of payment
As at March 31, 2022 (Unaudited)	Unbilled dues*	Not due trade payable**	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Total outstanding dues of micro enterprises and small enterprises	-	1	2	-	3	-	6
Total outstanding dues of creditors other than micro enterprises and small enterprises	172	18	30	2	1	-	223
	172	19	32	2	4	-	229

			Outstanding for following periods from due date of payment
As at March 31, 2021 (Audited)	Unbilled dues*	Not due trade payable**	Less than 1 year	1-2 years	2-3 years	More than 3 years	Total
Total outstanding dues of micro enterprises and small enterprises	-	-	6	3	0	0	9
Total outstanding dues of creditors other than micro enterprises and small enterprises	182	1	21	5	1	0	210
	182	1	26	8	1	0	219

* Unbilled dues represent payables where the goods and/or services have been received, however, Company is yet to receive invoices from the vendors.

** Not due trade payable represents balances which are not due as per credit terms agreed with the vendor.

#

(a) Trade payables are non-interest bearing and are normally settled upto 90 days terms.

(b) For terms and conditions relating to related party payables, see note 26.

15.3 Other financial liabilities
Other financial liabilities at amortised cost
Interest accrued but not due on borrowings	120	831
Interest accrued and not due on borrowings from fellow subsidiary company (refer note 26)	22	-
Interest accrued and not due on borrowings from holding company (refer note 26)	1	-
Contractually reimbursable expenes to holding company (refer note 26)	11	18
Payable to fellow subsidiary companies (refer note 26)	7	20
Payable for purchase of capital goods to related parties (refer note 26)	2	38
Payable for purchase of capital goods to others	5	14
Financial liabilities at fair value through OCI
Derivative liabilities	844	-
Total	1,012	921

16. Current tax liabilities (Net)
Provision for income tax	24	32
Total	24	32

17. Other current liabilities
Statutory dues	20	24
Deferred viability gap funding income	80	81
Total	100	105

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

	As at	As at
	March 31, 2022	March 31, 2021
	(Unaudited)	(Audited)
18.1 Deferred tax liabilities (net)
Deferred tax liabilities	1,042	1,489
Total	1,042	1,489

18.2 Deferred tax assets
Deferred tax assets	187	198
Total	187	198

18.3 Reconciliation of deferred tax asset/(liabilities) (net)

	As at	Provided during	As at March 31, 2021	Provided during	As at March 31, 2022
	April 01, 2020	the year	(Audited)	the year	(Unaudited)
Deferred tax assets:
Deferred revenue	293	86	379	26	405
Provision for decommissioning liabilities	54	(19)	35	3	38
Unabsorbed depreciation and brought forward losses	410	(118)	292	(173)	119
Minimum alternate tax	46	(22)	24	50	74
Provision for doubtful debts	53	60	113	9	122
Other temporary differences	18	6	24	18	42
Gross deferred tax assets (A)	874	(7)	867	(67)	800

Deferred tax liability:
Difference between tax base and book base of property, plant and equipment	1,211	119	1,330	350	1,680
Gross deferred tax liability (B)	1,211	119	1,330	350	1,680

Deferred Tax asset / (liability) (Net) (A - B)	(337)	(126)	(463)	(417)	(880)

Cash flow hedge	(881)	53	(828)	852	25
Deferred tax asset/(liability) (net) after OCI	(1,218)	(73)	(1,291)	435	(855)

The Restricted Group follows Indian Accounting Standard (Ind AS-12) “Income Taxes”, notified by the Companies (Accounts) Rules, 2015. For the entities under Restricted Group that are eligible for Tax holiday benefits under Section 80-IA of the Income Tax Act, deferred tax asset has not been created on brought forward losses at the year-end, since it is not reasonably certain whether these entities would be able to realise such losses outside the tax holiday period.

Azure Power Energy Limited is incorporated in Mauritius having applicable income tax rate of 15%. However, the restricted group’s significant operations are based in India and are taxable as per Indian Income Tax Act, 1961. For effective tax reconciliation purposes, the applicable tax rate in India has been considered.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Reconciliation of tax expense and the accounting profit multiplied by India’s domestic tax rate:

		For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
Accounting loss before income tax		1,197	414
India’s statutory income tax rate		29.12%	29.12%
Tax at applicable tax rate	(A)	349	121

Adjustments:
Permanent difference disallowed under Income Tax Act		191	315
Carried forward losses reversing in the tax holiday period		16	(123)
Difference in written down value not considered for deferred tax purpose		259	25
Effect of tax of APEL (Mauritius entity)		162	225
Impact of different income tax rates		(72)	(32)
Adjustments in relation to tax expense of previous years		15	(15)
Others		(38)	26
	(B)	533	421

Total tax expense	(A+B)	882	542

Component of tax expenses-
Current tax expense		450	431
Adjustments in relation to tax expense of previous years		15	(15)
Deferred tax expense		417	126
Total tax expense		882	542

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Particulars	For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
19. Revenue from operations
Revenue from contracts with customers*
Sale of power (refer note 27)	5,978	6,118

Other operating revenue
Viability gap funding income	85	80
Income from carbon credit emmission	140	1
Total	6,203	6,199

*

1.	There is no difference between revenue recognised as per P& L and contracted price therefore no reconciliation is required to be disclosed
2.	As revenue recognized at the time, hence the performance obligation is met at the same time.

20. Non Operating Income

20.1 Interest income
Interest income on financial assets measured at amortised cost:
- Term deposits		49	69
- Loan to holding/fellow subsidiary companies (refer note 26)		642	696
- Interest income - others		41	-
Interest income on refund of income tax		1	20
Other*		24	22
Total	(A)	757	807

*Primarily relates to revenue straight lining under IND AS 115

20.2 Other income
Provision / liabilities no longer required written back		74	14
Exchange difference (net)		163	8
Net gain on sale of property, plant and equipment (net)		9	-
Miscellaneous income		2	9
Total	(B)	248	31

Total other income	(A+B)	1,005	838

21. Employee benefits expense
Salaries, wages and bonus	46	42
Contribution to provident and other funds (refer note 37)	3	3
Gratuity expense (refer note 37)	3	1
Total	52	46

22. Depreciation and amortisation expense
Depreciation of tangible assets (refer note 5)	2,296	2,282
Depreciation of right-of-use assets (refer note 30)	25	32
Total	2,321	2,314

23. Finance cost
Interest expenses on financial liabilities measured at amortised cost:
- Term loans	2	30
- 3.575% Senior Notes*	1,407	-
-5.5% Senior Notes*	1,318	3,282
- Loan from holding/fellow subsidiary companies (refer note 26)	(9)	-
- Lease liabilities	78	77
Other finance costs**	93	74
Total	2,889	3,463

* Including amortisation of hedging cost of INR 752 million (March 31, 2021: INR 1,101 million).

** Primarily includes adjustment related to IND AS 115.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Particulars	For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
24. Other expenses
Guest house expenses	1	-
Rent (refer note 30)	7	17
Rates and taxes	22	35
Insurance	48	45
Repair and maintenance
- Plant and machinery	102	118
- Vehicle	1	-
- Other repairs	25	26
Travelling and conveyance	2	-
Management fees (refer note 26)	149	102
Legal and professional fees	27	33
Payment to auditor (refer details below)	8	7
Corporate social responsibilities*	8	-
Operation and maintenance fees (refer note 26)	1	2
Bad debts written off (refer note 35)	2	6
Provision for doubtful debts (refer note 35)	77	266
Recruitment expenses	11	-
Security charges	109	115
Asset written off (refer note 26)	80	-
Provision for diminution in assets	46	-
Miscellaneous expenses	23	28
Total	749	800

Payment to auditor:
As auditor:
Audit fees	6	6
Reimbursement of expenses	0	1
Total	6	7

* Disclosure relating to Corporate Social Responsibility (CSR) Expenditure

As per provision of Section 135 of the Companies Act, 2013 read with Companies Amendment Act, 2021, the group has to spent at least 2% of the average profits of the preceding three financial years towards CSR. Accordingly, a CSR committee has been formed for carrying out the CSR activities as per Schedule VII of the Companies Act, 2013.

	For the year ended 31-03-2022 (Unaudited)	For the year ended 31-03-2021 (Audited)
Amount required to be spent by the company during the year	8	-
Amount of expenditure incurred	8	-
Shortfall at the end of the year	-	-
Total of previous years shortfall	-	-
Reason for shortfall	-	-
Nature of CSR activities	Skill development & Supply of educational material	-
Details of related party transactions	-	-

25. Earnings per share

The special purpose combined financial statements do not represent legal structure and are aggregated for a specific purpose. Accordingly, Earning Per Share (EPS) on aggregated number of shares have not been disclosed.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

26. Related party disclosures:

Related parties where control exists

Parent Company:	Azure Power Global Limited

Holding company of Azure Power Energy Limited:	Azure Power Global Limited

Holding Company of Restricted Group entities (except APEL):	Azure Power India Private Limited

Key managerial personnel:	Mr. Preet Mohinder Sandhu (Director till December 3, 2020)
Mr. Sanjeev Bhatia (Director till September 15, 2020)
Mr. Khalid Muhammad Peyrye (Director from June 15, 2017)
Mr. Eric Ng Yim On (Alternate Director from November 13, 2019)
Mrs. Yung Oy Pin Lun Leung (Director from November 13, 2019)
Mr. Sandeep Arora (Additional Director) (with effect from March 11, 2020)
Mr. Pawan Kumar Agarwal (Additional Director) (with effect from June 21, 2019 till August 02, 2022)
Mr. Samitla Subba (Additional Director) (with effect from March 11, 2020 till November 21, 2022)
Mr. Gaurang Sethi (Additional Director) (with effect from March 11, 2020)
Mr. Srinagesh Rambhotla (Additional Director) (with effect from November 13, 2019 till July 13, 2022)
Mr. Nitin Vaid (Director with effect from September 14, 2020 till March 08,2022) Mr. Kishore Kumar (Appointed director w.e.f March 08, 2022
Mr. Kapil Sharma (Appointed as Additional director w.e.f March 08, 2022

Related parties with whom transactions have taken place during the year:

Holding company of Restricted Group entities (except APEL):	Azure Power India Private Limited

Azure Power (Rajasthan) Private Limited
Azure Power Forty One Private Limited
Azure Power Forty Three Private Limited
Azure Power Jupiter Private Limited
Azure Power Makemake Private Limited
Azure Power Mercury Private Limited
Azure Power Renewables Energy Private Limited
Azure Power Rooftop (GenCo.) Private Limited
Azure Power Rooftop Eight Private Limited
Azure Power Rooftop Five Private Limited
Azure Power Rooftop Four Private Limited
Fellow subsidiary company:	Azure Power Rooftop Private Limited
Azure Power Thirty Eight Private Limited
Azure Power Thirty Six Private Limited
Azure Power Thirty three Private Liited
Azure Power Thirty Three Private Limited
Azure Power Uranus Private Limited
Azure Power Venus Private Limited
Azure Solar Private Limited
Azure Solar Solutions Private Limited

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

Following transactions were carried out with related parties in the ordinary course of business:

1. Transactions during the year :

	Holding company		Fellow subsidiary company
Nature of transaction	For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)	For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
a) Expenditure incurred on behalf of Restricted Group by
Azure Power India Private Limited	141	40	-	-

b) Sale of capital goods
Azure Power India Private Limited	-	4	-	-

c) Purchase of capital goods
Azure Power India Private Limited	27	18		-
Azure Solar Solutions Private Limited	-	-		16
Azure Power Venus Private Limited	-	-		4
Azure Power Forty Three Private Limited	-	-		19

d) Management services received
Azure Power India Private Limited	149	102		-

e) Loans given
Azure Power India Private Limited	4,833	2,139	-	-
Azure Power Thirty Eight Private Limited	-	-	100	-
Azure Power Rooftop Private Limited	-	-	130	404
Azure Power Rooftop Five Private Limited	-	-	2	-
Azure Power Rooftop Four Private Limited	-	-	11	-
Azure Power Rooftop Eight Private Limited	-	-	2	-

f) Repayment of loans given
Azure Power India Private Limited	4,792	1,982	-	-
Azure Power Thirty Eight Private Limited			200
Azure Power Forty One Private Limited		-	-	70

g) Interest income from loan
Azure Power India Private Limited	555	580	-	-
Azure Power Venus Private Limited	-	-	4	4
Azure Power Thirty Three Private Limited	-	-	0	-
Azure Power Forty One Private Limited	-	-	-	6
Azure Power Thirty Eight Private Limited	-	-	8	11
Azure Power Mercury Private Limited	-	-	6	7
Azure Power Rooftop Private Limited	-	-	69	38
Azure Power Thirty Six Private Limited	-	-	0	-
Azure Power Rooftop Four Private Limited	-	-	0	-
Azure Power Rooftop Five Private Limited	-	-	0	-
Azure Power Rooftop Eight Private Limited	-	-	0	-

h) Borrowings during the year
Azure Power India Private Limited	285	-	-	-
Azure Solar Private Limited	-	-	9	-
Azure Power (Rajasthan) Private Limited	-	-	2	-

i) Repayment of borrowings
Azure Power India Private Limited	50	-	-	-
Azure Solar Private Limited	-	-	9	-
Azure Power (Rajasthan) Private Limited	-	-	2	-

j) Interest expense
Azure Power India Private Limited	5	-	-	-

k) Outstanding guarantee released by holding company on our behalf
Azure Power India Private Limited	-	1,690	-	-

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

2. Balances outstanding at the end of the year

	Holding company		Fellow subsidiary company
Nature of transaction	As at March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)	As at March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)
a) Receivables
Azure Power India Private Limited	34	97	-	-

b) Payables
Azure Power India Private Limited	54	30	-	-
Azure Power Venus Private Limited	-	-	-	1
Azure Power Thirty three Private Liited	-		0
Azure Power Rooftop (GenCo.) Private Limited	-	-	1	1
Azure Power Forty Three Private Limited	-	-	6	19

c) Payable for purchase of capital goods
Azure Power India Private Limited	2	38	-	-

d) Borrowings
Azure Power India Private Limited	235	-	-	-

e) Interest payable
Azure Power India Private Limited	5	-	-	-

d) Loans given
Azure Power India Private Limited	5,816	5,774	-	-
Azure Power Venus Private Limited	-	-	40	40
Azure Power Thirty Eight Private Limited	-	-	-	100
Azure Power Mercury Private Limited	-	-	70	70
Azure Power Uranus Private Limited	-	-	0	-
Azure Power Thirty Three Private Limited	-	-	1	1
Azure Power Thirty Six Private Limited	-	-	0	-
Azure Power Rooftop Private Limited	-	-	711	581
Azure Power Rooftop Four Private Limited	-	-	11	-
Azure Power Rooftop Five Private Limited	-	-	2	-
Azure Power Rooftop Eight Private Limited	-	-	2	-

e) Interest income receivable on loan given
Azure Power India Private Limited	343	48	-	-
Azure Power Rooftop Private Limited	-	-	97	36
Azure Power Rooftop Four Private Limited	-	-	0	-
Azure Power Rooftop Five Private Limited	-	-	0	-
Azure Power Rooftop Eight Private Limited	-	-	0	-
Azure Power Venus Private Limited	-	-	21	17
Azure Power Thirty Eight Private Limited	-	-	-	10
Azure Power Mercury Private Limited	-	-	24	18
Azure Power Uranus Private Limited	-	-	0	-
Azure Power Thirty Six Private Limited	-	-	0	-
Azure Power Thirty Three Private Limited	-	-	0	-
Azure Power Renewables Energy Private Limited	-	-	-	10

* The Parent has guaranteed the principal and interest repayments to the investors; however, the guarantee was cancelled on May 07, 2020 upon meeting certain financial covenants, which were met basis financial statements for the year ended March 31, 2019.

Note:

Terms and conditions of transactions with related parties:

- The transactions with related parties are made on terms equivalent to those that prevail in arm's length transactions. Outstanding balances at the year-end are unsecured and settlement occurs in cash. This assessment is undertaken each financial year through examining the financial position of the related party and the market in which the related party operates.

- Loans from/to related parties carry an interest rate of 6.95% - 10.00% p.a. and are repayable/receivable in accordance with the terms of the respective agreement.

- During the previous year, the Holding Company of Restricted Group entities had given a guarantee for the total working capital facility availed from ICICI Bank amounting to INR 1,690 million. Out of the total facility, loan amounting to INR 709 million had been repaid during the previous year and the remaining facility was repaid during the current year.

- There has been no transaction with Key managerial personnel during the year ended March 31, 2022 and March 31, 2021.

- Refer note 6.2 and 9.4 for loan provided to the holding company/fellow subsidiaries.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

27. Segment information

The Restricted Group primarily is carrying out business activities relating to generation of electricity through non-conventional and renewable sources (refer Note 1) which according to the management, is considered as the only business segment. Accordingly, no separate segmental information has been provided herein. The Restricted Group entities’ principal operations, revenue and decision-making functions are all located in India and there are no revenue and non-current assets outside India.

A. Information about revenue from major customers who contributed 10% or more relating to revenue from sale of power:

	Revenue from external customers	Revenue from external customers
Particulars	For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
Sale of power
Punjab State Power Corporation Limited	1,638	1,736
Solar Energy Corporation of India	977	1,000
NTPC Limited	876	871

B. Revenue from major products and services

Particulars	For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
Sale of Power	5,978	6,118
Viability gap funding income	85	80
Carbon credit emission income	140	1
Total	6,203	6,199

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

28.	Contract balances

The following table provides information about trade receivables, contract assets, and deferred revenue from customers as at March 31, 2022 and March 31, 2021.

Particulars	As at March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)
Non current assets
Contract assets	262	231

Current assets
Trade receivables	3,189	2,952

Non current liabilities
Deferred revenue	773	677

29.	Details of dues to micro and small enterprises as defined under the MSMED Act, 2006

The Micro, Small and Medium Enterprises have been identified by management of the Restricted Group entities from the available information, which has been relied upon by the auditors. According to such identification, the disclosures in respect to Micro, Small and Medium Enterprise Development (MSMED) Act, 2006 is as follows:

Particulars	For the year ended March 31, 2022 (Unaudited)	For the year ended March 31, 2021 (Audited)
The principal amount and the interest due thereon remaining unpaid to any supplier as at the end of each accounting year	6	9
Principal amount due to micro and small enterprises	3	9
Interest due on above	3	-
The amount of interest paid by the buyer in terms of section 16 of the MSMED Act 2006 along with the amounts of the payment made to the supplier beyond the appointed day during each accounting year	-	-
The amount of interest due and payable for the period of delay in making payment (which have been paid but beyond the appointed day during the year) but without adding the interest specified under the MSMED Act 2006.	-	-
The amount of interest accrued and remaining unpaid at the end of each accounting year	3	-
The amount of further interest remaining due and payable even in the succeeding years, until such date when the interest dues as above are actually paid to the small enterprise for the purpose of disallowance as a deductible expenditure under section 23 of the MSMED Act 2006	-	-

The space has been intentionally left blank

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

30.	Leases

Restricted Group entities as lessee:

Land leases:

The entities in Restricted Group have taken land on lease for construction of solar power plants. These leases typically run for 25 to 30 years which is further extendable on mutual agreement by both lessor and lessee.

Information about the leases for which the Company is a lessee is presented below:

i) Right-of-use assets
	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
Opening balance as at April 01, 2021	756	788
Depreciation for the year	(25)	(32)
Closing balance as at March 31, 2022	730	756

ii) Lease liabilities

Set out below are the carrying amounts of lease liabilities and the movement during the year:
	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
Opening balance as at April 01, 2021	834	813
Accretion of interest	78	77
Payments	(34)	(56)
Closing balance as at March 31, 2022	878	834

	As at	As at
	March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
Current	59	56
Non-current	793	778
Total	852	834

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Below are the amounts recognised by the Restricted Group entities in the statement of profit and loss:

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
Depreciation of right-of-use assets	25	32
Interest on lease liabilities	78	77
Expenses relating to short-term leases	7	17
Total	110	126

Below are the amounts recognised by the Restricted Group entities in the statement of cash flows:

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
Particulars	(Unaudited)	(Audited)
Total cash outflow for leases	34	56

Extension options:

Land leases contain extension options exercisable by the entities in Restricted Group before the end of the non-cancellable contract period. Where practicable, the Restricted Group entities seek to include extension options in new leases  to provide operational flexibility.  The extension options held are exercisable only on mutual agreement.  The Restricted Group entities assess at lease commencement whether it is reasonably certain to exercise the extension options. The Restricted Group entities reassess whether it is reasonably certain to exercise the options if there is a significant event or significant change in circumstances within its control.

31.	Commitments and contingencies

a) Commitments

(i)	The Restricted Group has commitments of INR 9 million (net of advances) (March 31, 2021: INR 17 million) for purchases of assets for the construction of solar power plants.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

(ii)	The entities of Restricted Group have entered in to Power Purchase Agreement (PPA) with following parties:

Name of Authority	Agreement date	Commercial Operation Date	Rate	Period	Capacity (in megawatt)
Gujarat UrjaVikas Nigam Limited*	30-Apr-10	Q2 2011	15 kw/h - 1 to 12 Years 5 kw/h - 13 to 25 Years	25 Years	5
Gujarat UrjaVikas Nigam Limited*	30-Apr-10	Q4 2011	15 kw/h - 1 to 12 Years 5 kw/h - 13 to 25 Years	25 Years	5
NTPC Vidyut Vyapar Nigam Limited	15-Oct-10	Q4 2009	17.91 kw/h	25 Years	2
Punjab State Power Corporation Limited	27-Dec-13	Q3 2014	7.67 kw/h	25 Years	15
Punjab State Power Corporation Limited	27-Dec-13	Q4 2014	7.97 kw/h	25 Years	15
Punjab State Power Corporation Limited	27-Dec-13	Q4 2014	8.28 kw/h	25 Years	4
Uttar Pradesh Power Corporation Limited	27-Dec-13	Q1 2015	8.99/kwh	12 Years**	10
Bangalore Electricity Supply Company Limited	18-Jan-14	Q1 2015	7.47 kw/h	25 Years	10
Solar Energy Corporation of India	28-Mar-14	Q1 2015	5.45 kw/h	25 Years	40
Solar Energy Corporation of India	28-Mar-14	Q1 2015	5.45 kw/h	25 Years	20
Solar Energy Corporation of India	28-Mar-14	Q1 2015	5.45 kw/h	25 Years	40
Southern Power Distribution Company of Andhra Pradesh Limited***	05-Dec-14	Q1 2016	5.89 kw/h	25 Years	50
Chamundeshwari Electricity Supply Corporation Limited	02-Jan-15	Q1 2017	6.51 kw/h	25 Years	50
Hubli Electricity Supply Company Limited	09-Jan-15	Q1 2017	6.51 kw/h	25 Years	40
Bihar State Power (Holding) Company Limited	17-Jan-15	Q3 2016	8.39 kw/h	25 Years	10
Gulbarga Electricity Supply Corporation Limited	23-Jan-15	Q1 2017	6.51 kw/h	25 Years	40
Solar Energy Corporation of India	05-Feb-15	Q4 2015	5.45 kw/h	25 Years	5
Punjab State Power Corporation Limited	03-Feb-16	Q4 2016	5.62 kw/h	25 Years	50
Punjab State Power Corporation Limited	03-Feb-16	Q4 2016	5.63 kw/h	25 Years	50
Punjab State Power Corporation Limited	03-Feb-16	Q4 2016	5.63 kw/h	25 Years	50
NTPC Limited	10-Aug-16	Q4 2017	4.67 kw/h	25 Years	100

*The entity had entered into a Power Purchase Agreement (PPA) on 30th day of April, 2010 with Gujarat UrjaVikas Nigam Limited for 10 MW @ Rs. 15/kwh for first 12 years and @ Rs. 5/kwh. for remaining period.

**PPA may be extended for a further period of 13 year on mutually agreed terms and conditions.

***The entity had entered into a Power Purchase Agreement (PPA) on 5th day of December, 2014 with Southern Power Distribution Company of Andhra Pradesh Limited for 50 MW for a period of 25 years @ INR 5.89/kwh. to supply power with an escalation of 3% per annum from 2nd year to 10th year and no further escalation subsequent to the 10th year until the end of the PPA.

b) Pending litigations:

As of March 31, 2022, the Company had received claims from its customers totalling INR 415 million for certain of its Karnataka projects which were completed beyond the contractually agreed dates. The Company had filed an appeal against such demands and had received stay orders from the appellant authorities. In respect of the matters:

•    During the year ended March 31, 2020, the Company had received a favorable order from the Appellate Tribunal for Electricity (“APTEL”) in respect of its 50 MW Karnata project. Management believes the reason for delay was not attributable to the Company. The Company has filed an execution petition with appellate authority as customer failed to comply the order and has not cleared outstanding dues, along with interest

•    In August 2021, Company has received a favorable order from the Appellate Tribunal for Electricity (“APTEL”) of our ongoing litigation in relation to the 40 MW Karnata project, where APTEL had set aside the order of Karnataka Regulatory Commission (“KERC”), wherein the KERC had reduced extension of time, reduced the PPA tariff and imposed liquidated damages. Subsequently, the customer has filed an appeal with Supreme Court against the order, which was later admitted by the appellate authority.

Based on the internal evaluation of the facts underlying the Company’s position and advice from its legal advisors on the above matters, the management is confident that it will ultimately not be found liable for these assessments resulting in any outflow of funds related to these claims, and therefore has not accrued any amount with respect to these matters in its financial statements.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

During the current fiscal year, the Hon’ble Supreme Court of India (SCI) passed an order for a petition filed under public interest litigation (PIL) aimed at the conservation of two species of birds, the Great Indian Bustard and the Lesser Florican. The SCI directed the transmission operators in the states of Rajasthan and Gujarat to convert overhead power lines to underground lines and in the interim to install bird diverters on the overhead lines. In the order, the SCI also required the formation of a committee for evaluating the feasibility of conversion of overhead lines to underground, wherever considered feasible by committee, the conversion of overhead lines to underground is to take place within a period of one year. The order included the pass-through of the cost of conversion incurred to the ultimate consumer, subject to approval of the Competent Regulatory Authority. The Union of India (Ministry of Power, New and Renewable Energy and Environment, Forest and Climate Change) has submitted a modification application seeking allowance for laying of over-head cables outside priority areas as well as inside priority areas if the cables are of high/extra high voltage of 66KV or above. The application further recommended that even for lines of 33 kV and below, if there are constraints on availability of land and safety concerns, this should be referred to the committee formed by recommendation of the SCI, which could assess the feasibility of the undergrounding. Management believes that any costs incurred to comply with the SCI order are likely to be substantially or wholly recoverable by the Company under the provisions of pass-through of costs under provisions of change in law and/or force majeure of their respective PPAs. Subsequent to year end, Hon’ble Supreme Court during the hearing dated April 21, 2022 has further directed the developers and authorities for installation of bird diverters in the priority areas of Gujarat and Rajasthan not later than July 20, 2022. The Supreme court further directed the states of Rajasthan and Gujarat and private power producers to assess the total length of transmission lines and the number of bird diverters required, falling under the priority areas, the exercise is completed within three weeks from this order. Based of evaluation of management the capital outflow for acquisition and installation of bird divertors are not material.

In relation to the Company’s 50 MWs project in Andhra Pradesh, the DISCOM, Andhra Pradesh Distribution Company (“APDC”), had issued a letter to the Restricted Group requesting the reduction of quoted tariff to INR 2.44 per unit as against the PPA rate of INR 5.89 per unit for solar projects from the date of commissioning and threatened termination of the PPA in case of refusal to accede to such reduction (“Letter”). The Restricted Group had challenged the Letter in the High Court at Vijayawada. The High Court vide its judgment dated September 24, 2019, whilst quashing the aforesaid Letter and directed DISCOM to approach the Andhra Pradesh Electricity Regulatory Commission (“APERC”) for reduction of tariff by directing DISCOM to make payment of outstanding and future invoices at the “interim” rate of Rs. 2.44/- per unit, until the dispute is resolved by APERC. Accordingly, the restricted Group has filed a writ petition challenging the Judgment, whereby the Restricted Group has inter alia sought: (i) setting aside of the Judgment to the limited extent of the direction to Discoms to make payment at the “interim” rate of Rs. 2.44 per unit and the implied blessing granted by the High Court to approach the APERC for reduction of tariff; and (ii) quashing of all actions undertaken by the respondents and/or restrain the respondents from taking any action seeking reduction of tariff under the concluded PPA and/or unilateral alteration of the terms of such PPA, pursuant to the directions in the Judgment, including quashing of the proceedings. Further, the appellate authority during several hearings had directed the DISCOM to remit the overdue receivables at interim rate.

During the current year on March 15, 2022, High court of Andhra Pradesh, Amaravati has passed an order in favour of the Company and has directed the discom to make the payments of arrears with within six weeks from the date of this order, at the original rate of INR 5.89 per unit mentioned in PPAs.

Subsequent to the year end, the Company has received confirmation from the offtaker to pay outstanding dues in 12 equitable installments. Pursuant to the same, the Company has received installments due and expects to receive balance installments overdue course. Further, with respect to deductions made by the offtaker in past in relation to excess energy charges, the Company has filed an appeal at appellate authority and expects favorable outcome from the same.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

32.	Hedging activities and derivatives

Contracts designated as Cash flow hedges

The Company hedged the foreign currency exposure risk related to certain investments in Restricted Group entities denominated in foreign currency through call spread option with full swap for coupon payments. The foreign currency forward contracts and options were not entered for trading or speculative purposes.

The Company documented each hedging relationship and assessed its initial effectiveness on inception date and the subsequent effectiveness was tested on a quarterly basis using dollar offset method. When the relationship between the hedged items and hedging instrument is highly effective at achieving offsetting changes in cashflows attributable to the hedged risk, the Company records in other comprehensive income the entire change in fair value of the designated hedging instrument that is included in the assessment of hedge effectiveness. The gain or loss on the hedge contracts shall be reclassified to interest expense when the coupon payments and principal repayments are made on the related investments. The hedge contracts were effective as of March 31, 2021 and 2022 respectively.

Ind AS 109, Financial Instruments,  permits recording  the cost  of hedge over the period of contract based on the effective interest  rate method.  During the current year, the group has repaid existing debt of USD 500 million and further raised USD 414 million. The Restricted Group determined the cost of hedge for existing borrowing at the time of inception of the contract as INR 3,549 million and recorded an expense of INR 752 million and INR 1,101 million during the period ended March 31, 2022 and March 31, 2021 respectively.

The following table presents outstanding notional amount and balance sheet location information related to foreign exchange derivative contracts as of March 31, 2022 and March    31, 2021:

	Foreign currency option contracts
	As at	As at
	March 31, 2022	March 31, 2021
	(Unaudited)	(Audited)
Notional Amount (US$ denominated)	404	500
Non-current assets (INR)	713	4,997
Current Liabilities (INR)	844	-

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

33.	Fair values

Set out below, is a comparison by class of the carrying amounts and fair value of the Restricted Group's financial instruments:

	Carrying value		Fair value
	As at	As at	As at	As at
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Financial assets at amortised cost
Non-current trade receivables	351	-	351	-
Non-current security deposits	13	5	13	5
Performance bank guarantee receivable	8	7	8	7
Non-current loans to holding company (including interest accrued)	6,159	5,818	6,159	5,818
Non-current loans to fellow subsidiaries (including interest accrued)	80	148	80	148
Non-current term deposits (including interest accrued)	46	13	46	13
Investment in Non-convertible debenture of fellow subsidiary	-	384	-	384

Financial assets at fair value
Derivative instruments at fair value through OCI*	713	4,997	713	4,997
Total	7,370	11,372	7,370	11,372

Financial liabilities at amortised cost
Foreign currency loan from bank (including current maturities)**	-	295	-	295
5.5% Senior Notes***	-	36,519	-	38,435
3.575% Senior Notes (including current maturities and interest accrued)***	30,004		29,252	-
Total	30,004	36,814	29,252	38,730

The management assessed that cash and cash equivalents, term deposits, interest accrued on term deposits, other bank balances, trade receivables, unbilled revenue, viability gap funding receivable (VGF), receivable from related parties, security deposits received, current borrowings, interest accrued, payable for capital goods, trade payables and security deposits paid approximate their carrying amounts largely due to the short-term maturities of these instruments.

The fair value of the financial assets and liabilities is included at the price that would be received on selling of assets or paid to transfer a liability in an orderly transactions between market participants at measurement date.

The following methods and assumptions were used to estimate the fair values:

Measured at fair value:

* The respective companies under the Respective Group enter into derivative financial instruments with various counterparties, principally financial institutions with investment grade credit ratings. Foreign currency option derivatives are valued using valuation techniques, which employs the use of market observable inputs. The most frequently applied valuation techniques include forward pricing and swap models, using present value calculations. The models incorporate various inputs including the credit quality of counterparties, foreign exchange spot and forward rates, yield curves of the respective currencies, currency basis spreads between the respective currencies, interest rate curves and forward rate curves of the underlying instruments. The Restricted Group used the derivatives option pricing model based on the principles of the Black- Scholes model to determine the fair value of the foreign exchange derivative contracts. The inputs considered in this model include the theoretical value of a call option, the underlying spot exchange rate as of the balance sheet date, the contracted price of the respective option contract, the term of the option contract, the implied volatility of the underlying foreign exchange rates and the risk-free interest rate as of the balance sheet date.

At amortised cost:

**Fair value of long-term loan having floating rate of interest approximate the carrying amount of those loans as there was no significant change in the Restricted Group's own credit risk during the period.

***The fair values of the interest-bearing borrowings and loans of Restricted Group are determined by using DCF method using discount rate that reflects the issuer’s borrowing rate as at the end of the reporting period. The own non-performance risk as at March 31, 2022 was assessed to be insignificant.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

34.	Fair value hierarchy

The following table provides the fair value measurement hierarchy of the assets and liabilities of the Restricted Group. Quantitative disclosures fair value measurement hierarchy for assets as at March 31, 2022:

		Fair value measurement using
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial assets at amortised cost
Non-current trade receivables	351	-	-	351
Non-current security deposits	13	-	-	13
Performance bank guarantee receivable	8	-	-	8
Non-current loans to holding company (including interest accrued)	6,159	-	-	6,159
Non-current loans to fellow subsidiaries (including interest accrued)	80	-	-	80
Non-current term deposits (including interest accrued)	46	-	-	46

Financial assets measured at fair value
Derivative instruments at fair value through OCI	713	-	713	-

There have been no transfers between Level 1 and Level 2 during the period.

Quantitative disclosures fair value measurement hierarchy for liabilities as at March 31, 2022:

		Fair value measurement using
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial liabilities at amortised cost
3.575% Senior Notes**	29,252	-	-	29,252

There have been no transfers between Level 1 and Level 2 during the period.

Quantitative disclosures fair value measurement hierarchy for assets as at March 31, 2021:

		Fair value measurement using
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial assets at amortised cost
Non-current security deposits	5	-	-	5
Performance bank guarantee receivable	7	-	-	7
Non-current loans to holding company (including interest accrued)	5,818	-	-	5,818
Non-current loans to fellow subsidiaries (including interest accrued)	148			148
Non-current term deposits (including interest accrued)	13	-	-	13
Investment in Non convertible debenture of fellow subsidiary	384	-	-	384

Financial assets measured at fair value
Derivative instruments at fair value through OCI	4,997	-	4,997	-

There have been no transfers between Level 1 and Level 2 during the period.

Quantitative disclosures fair value measurement hierarchy for liabilities as at March 31, 2021:

		Fair value measurement using
		Quoted prices in active markets	Significant observable inputs	Significant unobservable inputs
	Total	(Level 1)	(Level 2)	(Level 3)
Financial liabilities at amortised cost
5.5% Senior Notes	38,435	-	-	38,435

There have been no transfers between Level 1 and Level 2 during the period.

The management assessed that cash and cash equivalents, term deposits, interest accrued on term deposits, other bank balances, trade receivables, unbilled revenue, viability gap funding receivable (VGF), receivable from related parties, security deposits received, current borrowings, interest accrued, payable for capital goods, trade payables and security deposits paid approximate their carrying amounts largely due to the short-term maturities of these instruments.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

35.	Financial risk management objectives and policies

The financial liabilities of respective entities under Restricted Group comprise loans and borrowings, trade and other payables and other financial liabilities. The main purpose of these financial liabilities is to finance the respective Restricted Group entities’ operations. The Restricted Group's principal financial assets include loans, investments, trade and other receivables cash and cash equivalents and other financial assets.

The Restricted Group entities are exposed to market risk, credit risk and liquidity risk. The senior management of respective Restricted Group entities oversees the management of these risks. The Board of Directors of respective Restricted Group entities reviews and agrees policies for managing each of these risks, which are summarised below.

Market risk

Market risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market prices. Market risk comprises three types of risk: interest rate risk, currency risk and other price risk. Financial instruments affected by market risk include loans and borrowings, deposits, investment in mutual funds.
The sensitivity analyses in the following sections relate to the position as at March 31, 2022 and March 31, 2021.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Restricted Group’s exposure to the risk of changes in market interest rates relates primarily to the Restricted Group’s long-term debt obligations with floating interest rates.

Financial instruments comprise of US$ Senior Notes, loans to related parties which are fixed interest bearing whereas term loans from banks and financial institution are both fixed and floating interest bearing. Remaining financial assets and liabilities are non-interest bearing.

The exposure of the Restricted Group's financial instruments as at March 31, 2022 to interest rate risk is as follows:

As at March 31, 2022	Floating rate financial instruments	Fixed rate financial instruments	Non-interest bearing	Total
Financial assets	-	8,112	5,099	13,211
Financial liabilities	-	30,119	2,097	32,216

The exposure of the Restricted Group's financial instruments as at March 31, 2021 to interest rate risk is as follows:

As at March 31, 2021	Floating rate financial instruments	Fixed rate financial instruments	Non-interest bearing	Total
Financial assets	-	9,747	8,632	18,379
Financial liabilities	295	36,519	1,974	38,788

Interest Rate Sensitivity

The following table demonstrates the sensitivity to a reasonably possible change in interest rates on that portion of loans and borrowings affected. With all other variables held constant, the Restricted Group’s loss before tax is affected through the impact on floating rate borrowings, as follows:

	Increase/decrease in basis points	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Effect on profit/(loss) before tax (in Rupees)	+/(-)50	(-)/+-	(-)/+1

The assumed movement in basis points for the interest rate sensitivity analysis is based on the currently observable market environment. Though there is exposure on account of Interest rate movement as shown above but the Restricted Group entities minimise the foreign currency (US dollar) interest rate exposure through derivatives.

Foreign currency risk

Foreign currency risk is the risk that the fair value or future cash flows of an exposure will fluctuate because of changes in foreign exchange rates. The Restricted Group entities are exposed to foreign currency risk arising from changes in foreign exchange rates on foreign currency loan and derivative financial instruments. The Restricted Group entities enters foreign exchange derivative contracts to mitigate fluctuations in foreign exchange rates in respect of these loans.

The following table analyses foreign currency risk from financial instruments relating to US$ as of March 31, 2022 and March 31, 2021:

	March 31, 2021 (Unaudited)	March 31, 2021 (Audited)
Borrowings
- Foreign currency loan from bank	-	295
- 5.5% Senior Notes*	-	37,350
-3.575% Senior Notes*	30,004	-

* Including interest accrued but not due on borrowings of INR 120 million (March 31, 2021: INR 831 million).

Foreign currency sensitivity

The following tables demonstrate the sensitivity to a reasonably possible change in USD/INR exchange rates, with all other variables held constant. The impact on the Restricted Group’s loss before tax is due to changes in the fair value of monetary liabilities.

	Change in USD rate	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Effect on profit/(loss) before tax (in INR)	+/(-)5%	(-)/+1,500	(-)/+1,882

As the Restricted Group has entered into foreign exchange derivatives contract to mitigate the foreign exchange fluctuation risk, these derivatives act as economic hedges and will offset the impact of any fluctuations in foreign exchange rates.

Restricted Group - III
Notes to unaudited special purpose combined financial statements
(All amount in INR millions, unless otherwise stated)

Credit risk

Credit risk is the risk that counterparty will not meet its obligations under a financial instrument or customer contract, leading to a financial loss. The Restricted Group entities are exposed to credit risk from their operating activities (primarily trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments.

Trade receivables and contract asset

Customer credit risk is managed on the basis of Restricted Group’s established policy, procedures and control relating to customer credit risk management. Outstanding customer receivables and contract assest are regularly monitored. The Restricted Group evaluates the concentration of risk with respect to trade receivable and contract assets as high. However, since the trade receivables and contract assets mainly comprise of state utilities/government entities, the Restricted Group does not foresee any credit risk attached to receivables from such state utilities/government entities. The Restricted Group does not hold collateral as security.

Movement in expected credit loss on trade receivables during the year (refer note 4(g)):

	For the year ended	For the year ended
	March 31, 2022	March 31, 2021
	(Unaudited)	(Audited)
Opening balance	386	120
Changes in allowance for expected credit loss:
Additional provision (net) towards credit impaired receivables during the year (refer note 24)	79	272
Provision written back during the year (refer note 20)	(42)	-
Bad debts written off during the year (refer note 24)	(2)	(6)
Closing balance	421	386

Financial instruments and cash deposits

Credit risk from balances with banks and financial institutions is managed by the Restricted Group’s treasury department in accordance with its policy. Investments of surplus funds are made only with approved counterparties and within credit limits assigned to each counter party. The limits are set to minimise the concentration of risks and therefore mitigate financial loss through counterparty’s potential failure to make payments.

Liquidity risk

Liquidity risk is the risk that Restricted Group entities will encounter in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The approach of Restricted Group entities to manage liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions, without incurring unacceptable losses or risk damage to its reputation.

The Restricted Group entities assessed the concentration of risk with respect to refinancing its debt and concluded it to be low. The Restricted Group has access to a sufficient variety of sources of funding and debt maturing within 12 months.

Borrowings of Restricted Group include INR 29,884 million of senior notes which may be subject to refinancing risk, when they becomes due, as market conditions may not be possible to refinance the bonds at all or to refinance the bonds on favorable terms. In addition, hedges taken on these bonds are covered ranging from INR 80.7/US$ to INR 90.5/US$, which may expose Restricted Group to additional hedging costs in the future.

The table below summarises the maturity profile of the Group’s financial liabilities based on contractual undiscounted payments. The table below summarises the maturity profile of the Restricted Group’s financial liabilities based on contractual undiscounted payments.

	Less than 1 year	1 to 5 years	> 5 years	Total
As at March 31, 2022
Lease liabilities	62	279	2,155	2,496
Borrowings*	3,341	31,279	-	34,620
Trade payables	229	-	-	229
Other financial liabilities	1,012	-	-	1,012
	6,803	31,558	2,155	40,516
As at March 31, 2021
Lease liabilities	59	265	2227	2,551
Borrowings*	2,350	37,971	-	40,321
Trade payables	219	-	-	219
Other financial liabilities	921	-	-	921
	3,549	38,236	2,227	44,012

*Including interest on Borrowings

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

36.	Capital management

For the purpose of the Restricted Group’s capital management, capital includes issued equity share capital, securities premium and all other equity reserves attributable to the equity holders of the respective entities of Restricted Group. The primary objective of the Restricted Group’s capital management is to maximise the shareholder’s value of the respective entity of Restricted Group.

The respective entity of Restricted Group manages its capital structure and makes adjustments in light of changes in economic conditions and the requirements of the financial covenants. To maintain or adjust the capital structure, the respective entity may adjust the dividend payment to shareholders, return capital to shareholders or issue new shares. The respective entity monitors capital using a gearing ratio, which is net debt divided by total capital plus net debt. The Restricted Group includes within net debt, interest bearing loans and borrowings, trade and other payables, less cash, and cash equivalents.

Particulars	As at March 31, 2022 (Unaudited)	As at March 31, 2021 (Audited)
Borrowings*	29,884	30,246
Trade payables & other current financial liabilities	1,241	1,140
Less: Cash and cash equivalents**	(1,568)	(3,453)
Net debts	29,557	27,933

Equity	7,531	8,363

Total Capital	7,531	8,363
Capital and net debt	37,089	36,296
Gearing ratio（%)	79.7%	77.0%

* The Restricted Group has adjusted the Inter Group Borrowings to/from holding and fellow subsidiary in borrowings.

** This includes other bank balances, which the Restricted Group has invested in term deposits.

In order to achieve this overall objective, the Restricted Group entities’ capital management, amongst other things, aims to ensure that it meets financial covenants attached to the interest-bearing loans and borrowings that define capital structure requirements. Breaches in meeting the financial covenants would permit the bank to immediately call loans and borrowings. There have been no breaches in the financial covenants of any interest-bearing loans and borrowing in the current year.

No changes were made in the objectives, policies or processes for managing capital during the years ended March 31, 2022 and March 31, 2021.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

37. Employee Benefits

(a) Defined contribution plan

The entities in Restricted Group make contribution towards provident fund to a defined contribution retirement benefit plan for qualifying employees. The contribution by entities in Restricted Group to the Employee Provident Fund is deposited with the Regional Provident Fund Commissioner.

The Restricted Group has recognised INR 3 million (March 31, 2021: INR 3 million) for provident fund contribution in the Statement of Profit and Loss. The contribution payable to the plan by the Restricted Group is at the rate specified in the rules to the scheme.

(b) Defined benefit plan

Gratuity and other post-employment benefits

The Restricted Group has a defined benefit gratuity plan. Every employee who has completed five years or more of service gets a gratuity on departure at 15 days salary (last drawn salary) for each completed year of service. The Scheme is unfunded and accrued cost is recognised through reserve in the accounts of the entities of the Restricted Group.

The following tables summaries the components of net benefit expense recognized in the profit and loss account and the unfunded status and amounts recognized in the balance sheet.

Net employee benefit expense (recognized in Employee Cost) for the year ended:

	Gratuity	Gratuity
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Current service cost	2	1
Net Interest cost	1	-
Net expense recognized in statement of profit and loss	2	1

Amount recognised in Other Comprehensive Income for the year ended:

	Gratuity	Gratuity
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Effect of change in financial assumptions	-	1
Experience (gains)/ losses	-	1
Actuarial(gain)/ loss recognized in the year	-	2

Balance Sheet figures as at:

	Gratuity
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Present value of defined benefit obligation	8	6

Changes in the present value of the defined benefit obligation for the year ended:

	Gratuity	Gratuity
	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Present value of obligation as at the beginning	6	3
Current service cost	2	1
Re-measurement (or Actuarial) (gain) / loss	-	2
Present Value of Obligation as at the end	8	6

Current portion	-	-
Non-Current portion	8	6

The principal assumptions used in determining gratuity for the Restricted Group’s plans are shown below:

	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Discount rate	7.03%	7.03%
Employee turnover rate	9.00%	9.00%
Withdrawal rate (p.a.)	9.00%	9.00%
Salary Escalation Rate	10.00%	10.00%
Retirement age	58 years	58 years

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

The estimates of future salary increases, considered in actuarial valuation, take account of inflation, seniority, promotion and other relevant factors, such as supply and demand in the employment market.

A quantitative sensitivity analysis for significant assumption as at March 31, 2022 is as shown below:

	Discount rate		Discount rate
	March 31, 2022 (Unaudited)		March 31, 2021 (Audited)
	1 % increase	1 % decrease	1 % increase	1 % decrease
Defined benefit obligation increased/(decreased) by	(1)	1	(1)	1

	Salary Escalation Rate		Salary Escalation Rate
	March 31, 2022 (Unaudited)		March 31, 2021 (Audited)
	1 % increase	1 % decrease	1 % increase	1 % decrease
Defined benefit obligation increased/(decreased) by	1	(1)	1	(1)

The sensitivity analyses above have been determined based on a method that extrapolates the impact on defined benefit obligation as a result of reasonable changes in key assumptions occurring at the end of the reporting period.

Expected maturity analysis of the defined benefit plans in the next ten years are as follows:

	March 31, 2022 (Unaudited)	March 31, 2021 (Audited)
Within the next 12 months (next annual reporting period)	-	-
Between 2 and 5 years	3	3
Between 5 and 10 years	3	3
	6	5.5

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

38. Significant accounting judgements, estimates and assumptions

The preparation of the Restricted Group financial statements requires management to make judgments, estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures, and the disclosure of contingent liabilities. Uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

A. Judgements

In the process of applying the entity’s accounting policies, management has made the following judgments, which have the most significant effect on the amounts recognized in the financial statements:

(i) Revenue from Viability Gap Funding (VGF)

The Restricted Group records the proceeds received from Viability Gap Funding (VGF) on fulfilment of the underlying conditions as deferred revenue. Such deferred VGF revenue is recognized as sale of power in proportion to the actual sale of solar energy kilowatts during the period to the total estimated sale of solar energy kilowatts during the tenure of the applicable power purchase agreement pursuant to the revenue recognition policy.

(ii) Classification of leases:

The Restricted Group evaluates if an arrangement qualifies to be a lease as per the requirements of Ind AS 116. Identification of a lease requires significant judgement. The Restricted Group uses significant judgement in assessing the lease term (including anticipated renewals) and the applicable discount rate.

The Restricted Group determines the lease term as the non-cancellable period of a lease, together with both periods covered by an option to extend the lease if the Group is reasonably certain to exercise that option; and periods covered by an option to terminate the lease if the Group is reasonably certain not to exercise that option. In assessing whether the Group is reasonably certain to exercise an option to extend a lease, or not to exercise an option to terminate a lease, it considers all relevant facts and circumstances that create an economic incentive for the Group to exercise the option to extend the lease, or not to exercise the option to terminate the lease. The Group revises the lease term if there is a change in the non-cancellable period of a lease.

The discount rate is generally based on the incremental borrowing rate specific to the lease being evaluated or for a portfolio of leases with similar characteristics.

B. Estimates and assumptions

The key assumptions concerning the future and other key sources of estimation uncertainty at the reporting date, that have a significant risk of   causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year, are described below. The Restricted Group based its assumptions and estimates on parameters available when the financial statements were prepared. Existing circumstances and assumptions about future developments, however, may change due to market changes or circumstances arising beyond the control of the Restricted Group. Such changes are reflected in the assumptions when they occur.

(i) Impairment of non-financial assets

Impairment exists when the carrying value of an asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal calculation is based on available data from binding sales transactions, conducted at arm’s length, for similar assets or observable market prices less incremental costs for disposing of the asset. The value in use calculation is based on a Discounted Cash Flow (DCF) model. The cash flows are derived from the budget for the next remaining useful life of the projects Restricted Group entities. The recoverable amount is sensitive to the discount rate used for the DCF model as well as the expected future cash-inflows and the growth rate used for extrapolation purposes.

(ii) Hedging activities and derivatives

The Company has issued 3.575% Senior Notes during the current year in August, 2021, listed on the Singapore Exchange Limited (“SGX”). The proceeds were used for repayment of loan of Restricted Group entities, in the form of intercompany Non-Convertible Debentures (NCD) and External Commercial Borrowings (ECB’s) denominated in INR. The exchange rate risk on the proceeds invested from the US$ Senior Notes are hedged through cross currency swap for payment of coupons and through call spread option contracts for repayment of principal (collectively “Option contracts”). The Restricted Group designated these option contracts as a cashflow hedge. These options contracts mitigate the exchange rate risk associated with the forecasted transaction for semi-annual repayment of coupon and for repayment of the principal balance at the end of five years.

The cashflow from the underlying agreement match the terms of a hedge such as – notional amount, maturity of the option contracts, mitigation of exchange rate risk, and there are no significant changes in the counter party risk, hence they are designated as a cashflow hedge in accordance with Ind AS 109, Financial Instruments (also refer note 4(v)).

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

(iii) Revenue estimate

Where power purchase agreements (PPAs) include scheduled price changes, revenue is recognized at lower of the amount billed or by applying the average rate to the energy output estimated over the term of the PPA. The determination of the lesser amount is undertaken annually based on the cumulative amount that would have been recognized had each method been consistently applied from the beginning of the contract term. The Restricted Group estimates the total kilowatt hour units expected to be generated over the entire term of the PPA. The contractual rates are applied to this annual estimate to determine the total estimated revenue over the term of the PPA. The Restricted Group then uses the total estimated revenue and the total estimated kilo-watt hours to compute the average rate used to record revenue on the actual energy output supplied. The Restricted Group compares the actual energy supplied to the estimate of the energy expected to be generated over the remaining term of the PPA on a periodic basis, but at least annually. Based on this evaluation, the Restricted Group reassesses the energy output estimated over the remaining term of the PPA and adjusts the revenue recognized and deferred to date. The difference between actual billing and revenue recognized is recorded as deferred revenue.

(iv) Taxes

Projects of Restricted Group qualify for deduction from taxable income because its profits are attributable to undertakings engaged in development of solar power projects under section 80-IA of the Indian Income Tax Act, 1961. This holiday is available for a period of ten consecutive years out of fifteen years beginning from the year in which the Restricted Group generates power (“Tax Holiday Period”), however, the exemption is only available to the projects completed on or before March 31, 2017. The Restricted Group anticipates that it will claim the aforesaid deduction in the last ten years out of fifteen years beginning with the year in which the Restricted Group generates power and when it has taxable income. Accordingly, its current operations are taxable at the normally applicable tax rates. Due to the Tax Holiday Period, a substantial portion of the temporary differences between the book and tax basis of the Restricted Group’s assets and liabilities do not have any tax consequences as they are expected to reverse within the Tax Holiday Period.

(v) Fair value measurement of financial instruments

When the fair values of financial assets and financial liabilities recorded in the balance sheet cannot be measured based on quoted prices in active markets, their fair value is measured using valuation techniques including the DCF model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values.

Assumptions include considerations of inputs such as liquidity risk, credit risk and volatility. Changes in assumptions about these factors could affect the reported fair value of financial instruments.

(vi) Provision for decommissioning

The Restricted Group has recognised provisions for the future decommissioning of solar power plants set up on leased land at the end of the lease term or expiry of power purchase agreement. In determining the fair value of the provision, assumptions and estimates are made in relation to discount rates, the expected cost to dismantle and remove the plant from the leased land and the expected timing of those costs. The carrying amount of the provision as at March 31, 2022: INR 129 million (March 31, 2021: INR 121 million) . The Group estimates that the costs would be settled upon the expiration of the lease and calculates the provision using the DCF method based on the following assumptions:

►	Estimated range of cost per megawatt– INR 0.39 million to INR 0.41 million (March 31, 2021: INR 0.39 million to INR 0.41 million)

►	Discount rate – 6.9% p.a (March 31, 2021: 6.9% p.a)

(vii) Depreciation on property, plant and equipment

As per the legal view obtained by the Restricted Group, it is regulated under the Electricity Act, 2003 accordingly as per the provision to section 129 of Companies Act, 2013, deprecation has to be charged as per the rates notified by the CERC Regulation.

Depreciation on other fixed assets of the Restricted Group is calculated on a straight-line basis using the rates arrived at based on the useful lives estimated by the management. The management has re-estimated useful lives and residual values of all its property, plant and equipment. The management based upon the nature of asset, the operating condition of the asset, the estimated usage of the asset, past history of replacement and anticipated technological changes, believes that depreciation rates currently used fairly reflect its estimate of the useful lives and residual values of property, plant and equipment, though these rates in certain cases are different from lives prescribed under Schedule II of the Companies Act, 2013.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

(viii) Defined benefit plans (gratuity benefits)

The cost of the defined benefit gratuity plan and other post-employment medical benefits and the present value of the gratuity obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions that may differ from actual developments in the future. These include the determination of the discount rate; future salary increases and mortality rates. Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.

The parameter most subject to change is the discount rate. In determining the appropriate discount rate for plans operated in India, the management considers the interest rates of government bonds where remaining maturity of such bond correspond to expected term of defined benefit obligation. For plans operated outside India, the management considers the interest rates of high-quality corporate bonds in currencies consistent with the currencies of the post-employment benefit obligation with at least an ‘AA’ rating or above, as set by an internationally acknowledged rating agency, and extrapolated as needed along the yield curve to correspond with the expected term of the defined benefit obligation. The underlying bonds are further reviewed for quality. Those having excessive credit spreads are excluded from the analysis of bonds on which the discount rate is based, on the basis that they do not represent high quality corporate bonds.

The mortality rate is based on publicly available mortality tables for the specific countries. Those mortality tables tend to change only at interval in response to demographic changes. Future salary increases and gratuity increases are based on expected future inflation rates for the respective countries.

Further details about gratuity obligations are given in Note 37.

(ix) Leases - Estimating the incremental borrowing rate

The Group cannot readily determine the interest rate implicit in the lease, therefore, it uses its incremental borrowing rate (IBR) to measure lease liabilities. The IBR is the rate of interest that the Group would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment. The IBR therefore reflects what the Group ‘would have to pay’, which requires estimation when no observable rates are available or when they need to be adjusted to reflect the terms and conditions of the lease. The Group estimates the IBR using observable inputs (such as market interest rates) when available and is required to make certain entity-specific estimates.

Restricted Group - III

Notes to unaudited special purpose combined financial statements

(All amount in INR millions, unless otherwise stated)

39. Events after the reporting period

The Restricted Group - II has considered internal and external information in the preparation of financial statements including the economic outlook and believes that it has taken into account the possible impact of currently known events arising out of the COVID-19 pandemic. The power plants have remained operational as electricity generation is designated as an essential service in India. Based on the current collection experience, the Restricted Group - II has not seen a material impact on accounts receivables collections due to COVID-19. However, the impact assessment of COVID-19 is a continuing process given the uncertainties associated with its nature and duration. The Restricted Group - II will continue to monitor any material changes to future economic conditions.

40. Standards notified but not yet effective

The following new and amended standards and interpretations that are issued, but not yet effective, up to the date of issuance of the financial statements which are not expected to have any material impact on the financial statements of the company are disclosed below:

(a) Ind AS 16 – Property, Plant and equipment:

The amendment clarifies that excess of net sale proceeds of items produced over the cost of testing, if any, shall not be recognised in the profit or loss but deducted from the directly attributable costs considered as part of cost of an item of property, plant and equipment. The effective date for adoption of this amendment is annual periods beginning on or after 1 April 2022. The Company does not expect the amendment to have any significant impact in its financial statements.

(b) Ind AS 37 – Provisions, Contingent Liabilities and Contingent Assets:

The amendment specifies that the ‘cost of fulfilling’ a contract comprises the ‘costs that relate directly to the contract’. Costs that relate directly to a contract can either be incremental costs of fulfilling that contract (examples would be direct labour, materials) or an allocation of other costs that relate directly to fulfilling contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used in fulfilling the contract). The effective date for adoption of this amendment is annual periods beginning on or after 1 April 2022, although early adoption is permitted. The Company does not expect the amendment to have any significant impact in its financial statements.

(c) Ind AS 109 – Annual Improvements to Ind AS (2021):

The amendment clarifies which fees an entity includes when it applies the ‘10 percent’ test of Ind AS 109 in assessing whether to derecognise a financial liability. The Company does not expect the amendment to have any significant impact in its financial statements.

(d) Ind AS 106 – Annual Improvements to Ind AS (2021):

The amendments remove the illustration of the reimbursement of leasehold improvements by the lessor in order to resolve any potential confusion regarding the treatment of lease incentives that might arise because of how lease incentives were described in that illustration. The Company does not expect the amendment to have any significant impact in its financial statements.

41. Other statutory information

There are some disclosures which are notified, but not applicable to company.

i) The Company do not have any Benami property, where any proceeding has been initiated or pending against the Group for holding any Benami property.

(ii) The Company do not have any transactions with companies struck off.

(iii) The Company do not have any charges or satisfaction which is yet to be registered with ROC beyond the statutory period.

(iv) The Company have not traded or invested in Crypto currency or Virtual Currency during the financial year.

(v) The Company have not advanced or loaned or invested funds to any other person(s) or entity(ies), including foreign entities (Intermediaries) with the understanding that the Intermediary shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the company (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like to or on behalf of the Ultimate Beneficiaries.

(vi) The Company have not received any fund from any person(s) or entity(ies), including foreign entities (Funding Party) with the understanding (whether recorded in writing or otherwise) that the Group shall:

(a) directly or indirectly lend or invest in other persons or entities identified in any manner whatsoever by or on behalf of the Funding Party (Ultimate Beneficiaries) or

(b) provide any guarantee, security or the like on behalf of the Ultimate Beneficiaries.

(vii) The Company have not any such transaction which is not recorded in the books of accounts that has been surrendered or disclosed as income during the year in the tax assessments under the Income Tax Act, 1961 (such as, search or survey or any other relevant provisions of the Income Tax Act, 1961.

42. Whistle blower complaint

During the year ended March 31, 2022, and subsequent to the year then ended, our Parent entity received whistle blower complaints alleging improper conduct impacting various operational matters. Consistent with the group’s policy the matter was referred to the group’s ethics committee and an investigation was initiated by the group’s management with the support of outside advisors and the supervision of the Parent entity’s Audit Committee. Based on the analysis prepared by management, none of the whistle blower complaints relate to the Restricted Group and will not have any financial impact on these financial statements. Copies of Azure Group’s Code of Business Conduct and Ethics are available on the “Investor Relations” page of Azure Group’s corporate website www.azurepower.com or at Code of conduct.

43. Reclassification

For the purpose of these special purpose combined financial statements, figures of audited individual financial statements of entities forming part of the Restricted Group have been regrouped /reclassified where necessary.